(LOGO)

                                           Steven A. Glover
                                           Assistant General Counsel
                                           Direct Line (713) 831-3633
                                           E-mail: steven.glover@aglife.com

Via Edgar and Overnight Mail

September 23, 2014

Ms. Jamie Lynn Walter
Senior Counsel
Disclosure Review Office
Insured Investments
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-8629

Re: Separate Account VL-R ("Registrant")
    American General Life Insurance Company ("Depositor")
    Initial Registration Statement on Form N-6
    File Nos. 333-196172 and 811-08561

Dear Ms. Walter:

   We acknowledge receipt of the SEC Staff's additional oral comments, received on September 12, 2014. We have stated each comment as the Depositor understands it to be. The page numbers shown in the comments and responses refer to the draft prospectus provided to the staff in conjunction with the Depositor's response letters of September 3, 2014. We have considered your comments and are providing the following responses, and have included as an attachment to this letter the draft prospectus reflecting such responses.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

1. Comments about the Guaranteed Minimum Death Benefit Rider beginning on page 45.

    a. Comment - The phrase "paying the monthly guarantee premium" on page 45 in the subsection "Continuation Guarantee benefit," is confusing. Please explain the payment of monthly guarantee premium. Also please revise the disclosure to clarify which rider is being referred to.

       Response - In response to this comment, we have made revisions to the current disclosure to clarify that the payment of monthly guarantee

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Securities and Exchange Commission
September 23, 2014
Page 2 of 4

       premium is an ongoing obligation in order to retain the Continuation Guarantee benefit, and have disclosed which rider is being discussed.

    b. Comment - On page 45, in the same subsection "Continuation Guarantee benefit," the second to last sentence appears to have left out the requirement that the monthly guarantee premium must be paid. Please correct this omission.

       Response - In response to the previous comment and this comment, we have rewritten the entire section, revising its structure with the use of bullets. We believe this comment is addressed by the rewriting and restructuring.

    c. Comment - The discussion on page 46 about the Continuation Guarantee Premium Expense Charge is confusing. Specifically the use of the same percentage for amounts up to and in excess of the Continuation Guarantee target premium is not clear. Please revise this discussion.

       Response - We have revised the entire section to better explain the use of the same percentage, and have explained our right to use different percentages for future policy owners.

    d. Comment - The discussion about the Continuation Guarantee Monthly Expense Charge on page 46 needs clarification. Even though there is no charge at this time, clarify that owners will not be assessed a charge later. Disclose, should there be a charge in the future, if such charge will be guaranteed. Add a definition or other explanation of the Continuation Guarantee specified amount and clarify what the policy owner is being charged for: the policy's specified amount or the Continuation Guarantee specified amount.

       Response - We have revised the disclosure on page 46 for the Continuation Guarantee Monthly Expense Charge to clarify that the charge, whether zero or an actual deduction from this Continuation Guarantee Account value for future policy owners, is guaranteed for the life of the policy. We have also revised the use of "specified amount" in relation to this charge and the Continuation Guarantee.

    e. Comment - There is discussion in the 4/th/ bullet that begins on page 46 and continues on page 47 about the "net amount of risk of the Continuation Guarantee Account." This term should be defined in such a manner as to contrast it with the policy's net amount at risk.

       Response - We have revised the "Continuation Guarantee Cost of Insurance Charge" paragraph to remove the reference to "net amount of risk." This term is confusing in light of the manner in which we later demonstrate how the Continuation Guarantee Cost of Insurance Charge is determined and used. That demonstration is found in the "Continuation Guarantee Enhancement" and "Continuation Guarantee Account Threshold Value" subsections, found on pages 47 and 48. Additionally, we have moved the paragraph that follows the "Continuation Guarantee Cost of Insurance Charge" paragraph, combining the

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Securities and Exchange Commission
September 23, 2014
Page 3 of 4

       two. As a result the "Continuation Guarantee Cost of Insurance Charge" paragraph (which is the 4/th/ bullet on page 46) now directs the reader to the "Continuation Guarantee Enhancement" and "Continuation Guarantee Account Threshold Value" subsections.

    f. Comment - Consider moving the two paragraphs of the subsection titled "Continuation Guarantee Account and how it works" on page 47 to appear earlier in the prospectus.

       Response - We have considered relocating the two paragaphs of this subsection to appear earlier in the discussion about the rider, and have moved them to page 45, following the second paragraph of the beginning discussion about the rider.

    g. Comment - Indicate, for each of the examples described in the three bullets that begin at the bottom of page 50 and continue on page 51, whether the monthly guarantee premium requirement applicable to this rider has been met.

       Response - We have added a statement to each of the three bullets that the monthly guarantee premium requirement was always met. In addition, we have added a similar statement on page 51 to the 5/th/ bullet following the 2/nd/ chart.

    h. Comment - Please rewrite the 1/st/ bullet on page 51 to clarify its meaning.

       Response - We have revised the bullet as requested.

    i. Comment - The Staff strongly urges that the names of the Guaranteed Minimum Death Benefit Rider and the Monthly Guarantee Premium Rider for First 20 Years be changed, specifically so that the words Guaranteed and Guarantee are removed from the names.

       Response - The Depositor has decided, for purposes of the prospectus, to change the name of the Guaranteed Minimum Death Benefit Rider to "Lapse Protection Benefit Rider," and to change the name of the Monthly Guarantee Premium Rider for First 20 Years to "20-Year Benefit Rider."

MISCELLANEOUS

2. Comment - Revise the definition of "cash surrender value" that appears in the 3/rd/ paragraph of the 2/nd/ column of page 1 to reflect the cash surrender value discussion on page 72.

    Response - The requested change to disclosure on page 1 has been made.

3. Comment - The 2/nd/ paragraph of the section on page 30 titled "Your specified amount of insurance" should be revised to clarify that the owner will receive the Monthly Guarantee Premium Rider for first 20 Years if the owner does not purchase the Guaranteed Minimum Death Benefit, and if the owner does

Securities and Exchange Commission
September 23, 2014
Page 4 of 4

   purchase the Guaranteed Minimum Death Benefit Rider, the owner will not be able to also receive the Monthly Guarantee Premium Rider for first 20 Years.

   Response - We have revised the entire 2/nd/ paragraph to clarify that there are two riders with distinct monthly guarantee premiums, and the conditions under which the owner may have one or the other of the two riders.

4. Comment - The 1/st/ two bullets on page 43, related to the Overloan Protection Rider, for which discussion begins on page 42, need clarification regarding the scenario that would permit the owner to exercise the rider; specifically, confirm how the owner is able to retain the policy as life insurance if the owner is qualified to exercise the rider.

   Response - In response to this comment, we have substantially revised the Overloan Protection Rider throughout, adding the likelihood of the rider benefiting an owner, the need for the owner to plan at the time of applying for the policy, and a statement that the issuer has procedures to assure the policy, after the owner exercises the rider and while the policy is in force, does not become a tax issue.

5. Comment - Revise the "Policy Lapse and Reinstatement" section on page 71 to indicate the risk of lapse in the 1/st/ five policy years along with the risk that the policy may terminate without any value.

   Response - We have revised this section to include a new first paragraph that discusses the potential of the policy's terminating in its early years, with no value provided to the owner.

   We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about October 3, 2014, contingent on further review and comments by the Staff, and request acceleration to a date of October 7, 2014. If you have any further questions, please contact me at 713-831-3633.

Very truly yours,

/s/ Steven A. Glover

Steven A. Glover
Assistant General Counsel

Attachment: File No. 333-196172 Draft Prospectus

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

AG PLATINUM CHOICE VUL

FLEXIBLE PREMIUM VARIABLE UNIVERSAL
LIFE INSURANCE POLICIES (the "Policies") issued by American General Life Insurance Company
("AGL") through its Separate Account VL-R

                           This Prospectus is dated
                                October 7, 2014

This prospectus describes all material rights and features of the AG Platinum Choice VUL flexible premium variable universal life insurance Policies issued by AGL. AG Platinum Choice VUL Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom AG Platinum Choice VUL pays the death benefit upon the insured person's death. The Policy owner and the insured person can be the same person. Our use of "you" generally means the owner and insured person are the same person. You choose one of two death benefit Options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

The Index of Special Words and Phrases on page 81 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus. Please check the Index of Special Words and Phrases to locate the page in this prospectus that will help to explain each underlined and bolded word or phrase listed in the Index.

This prospectus generally describes the variable portions of the Policy, as well as the fixed account. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the AG Platinum Choice VUL variable investment options. Currently, the AG Platinum Choice VUL variable investment options each purchase shares of a corresponding Fund of the trusts below:

..   AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
    ("Invesco V.I.")

..   The Alger Portfolios ("Alger")

..   American Century(R) Variable Portfolios, Inc. ("American Century(R) VP")

..   American Funds Insurance Series(R) ("American Funds IS")

..   Anchor Series Trust ("Anchor ST")

..   Fidelity(R) Variable Insurance Products

..   ("Fidelity(R) VIP")

..   Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton")

..   Janus Aspen Series ("Janus Aspen")

..   JPMorgan Insurance Trust ("JPMorgan IT")

..   MFS(R) Variable Insurance Trust ("MFS(R)")

..   Neuberger Berman Advisers Management Trust

..   ("Neuberger Berman AMT")

..   Oppenheimer Variable Account Funds ("Oppenheimer")

..   PIMCO Variable Insurance Trust ("PIMCO")

..   Seasons Series Trust ("Seasons ST")

..   SunAmerica Series Trust ("SunAmerica ST")

..   VALIC Company I ("VALIC Co. I")

..   VALIC Company II ("VALIC Co. II")

See "Variable Investment Options" on page 22 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

During the first five Policy years, if the accumulation value reduced by any loan balance is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

After the first five Policy years, if the cash surrender value (the accumulation value less Policy loans, unpaid loan interest and any surrender charge that then applies) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance. We offer several different insurance policies to meet the diverse needs of our customers. Our policies provide different features, benefits, programs and investment options offered at different fees and expenses. When working with your insurance representative to determine the best product to meet your needs, you should consider among other things, whether the features of this Policy and the related fees provide the most appropriate package to help you meet your life insurance needs. You should consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different. Please read the prospectus carefully for more detailed information regarding features and benefits of the Policy, as well as the risks of investing.

                               TABLE OF CONTENTS

SUMMARY OF POLICY BENEFITS...............................................................  6
   Death Benefit.........................................................................  6
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans......................  6
   Premiums..............................................................................  7
   The Policy............................................................................  8
   Optional Benefits.....................................................................  8
SUMMARY OF POLICY RISKS..................................................................  9
   Investment Risk.......................................................................  9
   Risk of Lapse.........................................................................  9
   Tax Risks.............................................................................  9
   Partial Surrender and Full Surrender Risks............................................  9
   Policy Loan Risks..................................................................... 10
PORTFOLIO RISKS.......................................................................... 10
TABLES OF FEES AND CHARGES............................................................... 11
GENERAL INFORMATION...................................................................... 18
   American General Life Insurance Company............................................... 18
   Separate Account VL-R................................................................. 19
   Statement of Additional Information................................................... 19
   Communication with AGL................................................................ 19
       Administrative Center............................................................. 19
       E-Delivery, E-Service, telephone transactions and written transactions............ 19
          E-Delivery..................................................................... 19
          E-Service...................................................................... 20
          E-Service transactions, telephone transactions and written transactions........ 20
       One-time premium payments using E-Service......................................... 21
       Telephone transactions............................................................ 21
       General........................................................................... 21
   Illustrations......................................................................... 22
VARIABLE INVESTMENT OPTIONS.............................................................. 22
   Payments We Make...................................................................... 25
       Commissions....................................................................... 25
       Additional cash compensation...................................................... 25
       Non-cash compensation............................................................. 26
   Payments We Receive................................................................... 26
       Rule 12b-1 or service fees........................................................ 26
       Administrative, marketing and support service fees................................ 26
       Other payments.................................................................... 26
   Voting Privileges..................................................................... 27
FIXED ACCOUNT............................................................................ 27
POLICY FEATURES.......................................................................... 28
   Age................................................................................... 28
   Effective Date of Policy and Related Transactions..................................... 28
       Valuation dates, times, and periods............................................... 28
       Fund pricing...................................................................... 29
       Date of receipt................................................................... 29
       Commencement of insurance coverage................................................ 29
       Date of issue; Policy months and years............................................ 29
       Monthly deduction days............................................................ 29
       Commencement of investment performance............................................ 29
       Effective date of other premium payments and requests that you make............... 29
   Death Benefits........................................................................ 30
       Your specified amount of insurance................................................ 30
       Your death benefit................................................................ 31
       Required minimum death benefit.................................................... 31
   Premium Payments...................................................................... 33
       Premium payments.................................................................. 33
       Premium payments and transaction requests in good order........................... 33

       Limits on premium payments.................................................. 33
       Checks...................................................................... 34
       Planned periodic premiums................................................... 34
       Free look period............................................................ 35
   Changing Your Investment Option Allocations..................................... 35
       Future premium payments..................................................... 35
       Transfers of existing accumulation value.................................... 35
       Dollar cost averaging....................................................... 36
       Automatic rebalancing....................................................... 36
       Market timing............................................................... 36
       Restrictions initiated by the Funds and information sharing obligations..... 38
   Changing the Specified Amount of Insurance...................................... 38
       Increase in coverage........................................................ 38
       Decrease in coverage........................................................ 38
   Changing Death Benefit Options.................................................. 39
       Change of death benefit Option.............................................. 39
       Effect of changes in insurance coverage on guarantee period benefit......... 39
       Tax consequences of changes in insurance coverage........................... 39
   Account Value Enhancement....................................................... 40
   Reports to Policy Owners........................................................ 40
ADDITIONAL OPTIONAL BENEFIT RIDERS................................................. 40
   Riders.......................................................................... 40
       Accidental Death Benefit Rider.............................................. 41
       Children's Insurance Benefit Rider.......................................... 41
       Spouse Term Rider........................................................... 41
       Terminal Illness Rider...................................................... 41
       Waiver of Monthly Deduction Rider........................................... 42
       Overloan Protection Rider................................................... 42
       20-year benefit rider....................................................... 44
       Lapse protection benefit rider.............................................. 45
       Accelerated Access Solution................................................. 54
   Tax Consequences of Additional Rider Benefits................................... 60
POLICY TRANSACTIONS................................................................ 60
   Withdrawing Policy Investments.................................................. 61
       Full surrender.............................................................. 61
       Partial surrender........................................................... 61
       Option to convert to paid-up endowment insurance............................ 61
       Policy loans................................................................ 61
       Preferred loan interest rate................................................ 62
       Maturity of your Policy..................................................... 63
       Option to extend coverage................................................... 63
       Tax considerations.......................................................... 63
POLICY PAYMENTS.................................................................... 63
   Payment Options................................................................. 63
       Change of payment Option.................................................... 64
       Tax impact.................................................................. 64
   The Beneficiary................................................................. 64
   Assignment of a Policy.......................................................... 64
   Payment of Proceeds............................................................. 65
       General..................................................................... 65
       Delay of Fixed Account proceeds............................................. 65
       Delay for check clearance................................................... 65
       Delay of Separate Account VL-R proceeds..................................... 65
       Delay to challenge coverage................................................. 65
       Delay required under applicable law......................................... 66
ADDITIONAL RIGHTS THAT WE HAVE..................................................... 66
VARIATIONS IN POLICY OR INVESTMENT OPTION TERMS AND CONDITIONS..................... 67
       Underwriting and premium classes............................................ 67
       Policies purchased through "internal rollovers"............................. 67
       State law requirements...................................................... 67

       Expenses or risks........................................................................... 67
CHARGES UNDER THE POLICY........................................................................... 67
       Statutory premium tax charge................................................................ 67
       Tax charge back............................................................................. 67
       Premium expense charge...................................................................... 68
       Daily charge (mortality and expense risk fee)............................................... 68
       Fees and expenses and money market investment option........................................ 68
       Monthly administration fee.................................................................. 68
       Monthly charge per $1,000 of specified amount............................................... 68
       Monthly insurance charge.................................................................... 68
       Monthly charges for additional benefit riders............................................... 69
       Surrender charge............................................................................ 69
       Partial surrender processing fee............................................................ 70
       Transfer fee................................................................................ 70
       Illustrations............................................................................... 70
       Policy loans................................................................................ 71
       Charge for taxes............................................................................ 71
       Allocation of charges....................................................................... 71
   More About Policy Charges....................................................................... 71
       Purpose of our charges...................................................................... 71
       General..................................................................................... 71
ACCUMULATION VALUE................................................................................. 72
       Your accumulation value..................................................................... 72
       Your investment options..................................................................... 72
POLICY LAPSE AND REINSTATEMENT..................................................................... 72
FEDERAL TAX CONSIDERATIONS......................................................................... 73
   Tax Effects..................................................................................... 73
       General..................................................................................... 73
       Testing for modified endowment contract status.............................................. 74
       Other effects of Policy changes............................................................. 74
       Policy changes and extending coverage....................................................... 75
       Rider benefits.............................................................................. 75
       Tax treatment of minimum withdrawal benefit rider payments.................................. 75
       Taxation of pre-death distributions if your Policy is not a modified endowment contract..... 75
       Taxation of pre-death distributions if your Policy is a modified endowment contract......... 75
       Policy lapses and reinstatements............................................................ 76
       Diversification and investor control........................................................ 76
       Estate and generation skipping taxes........................................................ 77
       Life insurance in split dollar arrangements................................................. 77
       Pension and profit-sharing plans............................................................ 78
       Other employee benefit programs............................................................. 78
       ERISA....................................................................................... 78
       Our taxes................................................................................... 78
       When we withhold income taxes............................................................... 79
       Tax changes................................................................................. 79
LEGAL PROCEEDINGS.................................................................................. 79
FINANCIAL STATEMENTS............................................................................... 79
       Rule 12h-7 disclosure....................................................................... 79
REGISTRATION STATEMENTS............................................................................ 80
INDEX OF SPECIAL WORDS AND PHRASES................................................................. 81

                              CONTACT INFORMATION

 Addresses and telephone numbers: Here is how you can contact us about the AG
                         Platinum Choice VUL Policies.

                  ADMINISTRATIVE CENTER:                       HOME OFFICE:                PREMIUM PAYMENTS:
(Express Delivery)                     (U.S. Mail)         2727-A Allen Parkway  (Express Delivery)
VUL Administration                     VUL Administration  Houston, Texas 77019  American General Life Insurance
2727-A Allen Parkway                   P. O. Box 9318      1-713-831-3443        Company
Houston, Texas 77019-2191              Amarillo, Texas     1-800-340-2765        Payment Processing Center
1-713-831-3443, 1-800-340-2765         79105-9318                                8430 West Bryn Mawr Avenue
(Hearing Impaired) 1-888-436-5256                                                3/rd/ Floor Lockbox 0993
Fax: 1-713-620-6653                                                              Chicago, IL 60631
(Except premium payments)                                                        (U.S. Mail)
                                                                                 American General Life Insurance
                                                                                 Company
                                                                                 Payment Processing Center
                                                                                 P.O. Box 0993
                                                                                 Carol Stream, IL 60132-0993

                          SUMMARY OF POLICY BENEFITS

   This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

   During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested,
(3) choose when and how much you invest, (4) choose whether your accumulation value upon the insured person's death will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage. Your "cash value" is the amount of your Policy's accumulation value less the surrender charge, if any.

   You may currently allocate your accumulation value among a maximum of 46 variable investment options available under the Policy, each of which invests in an underlying fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

   Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Death Benefit

..   Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary when the insured person dies. In your application to buy an AG Platinum Choice VUL Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional death benefit under the riders you elected, if any. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee terminates if your Policy has lapsed.

..   Death Benefit Option 1 and Option 2:

   You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the Policy's maturity date. You must choose one of the two Options when you apply for your Policy.

   . Death Benefit Option 1 is the specified amount on the date of the insured person's death.

   . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

   Federal tax law may require us to increase the death benefit under any of the above death benefit Options. See "Required minimum death benefit" on page 31.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

..   Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

..   Partial Surrenders: You may, at any time after the first Policy year and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $100,000. A partial surrender is also subject to any surrender charge that then applies and to the partial surrender processing fee. A partial surrender may have adverse tax consequences.

..   Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are limits on transfers from the Fixed Account. You may transfer only during the 60 days following each Policy anniversary. The amount is limited to the greater of 25% of the Fixed Account's unloaned accumulation value or the amount you transferred from the Fixed Account during the prior Policy year. Transfers to or from the Fixed Account, and transfers under the automatic rebalancing and dollar cost averaging strategies offered by the Policy do not count toward the annual 12 free transfers.

..   Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day, less loan interest that will be payable on your loan to your next Policy anniversary. The minimum loan you may take is $500. We charge you interest on your loan at an annual effective rate of 4.75%, which is equal to 4.53% payable in advance. We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as loan collateral. We credit interest monthly on the collateral; we guarantee an annual effective interest rate of 4.00%. After the tenth Policy year you may take preferred loans from your Policy, limited each Policy year to no more than 10% of your Policy's accumulation value. We charge you interest on your preferred loan at an annual effective rate of 4.25%, which is equal to 3.84% payable in advance. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

..   Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws. You can select a premium payment plan to pay "planned periodic premiums" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, in the first five Policy years, you need only invest enough to ensure your Policy's accumulation value reduced by any outstanding loan stay above zero; after the first five Policy years, cash surrender value stays above zero; or that either of the "guarantee period benefit" riders (described under "Guaranteed death benefits" on page 34) remains in effect. You may also choose to have premiums automatically deducted from your bank account or other source under our automatic payment plan. Under certain circumstances we describe later in this prospectus, we may limit the amount of a premium payment or reject a premium payment.

..   Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy. Some states require a longer free look period.

The Policy

..   Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

..   Separate Account: You may direct the money in your Policy to any of the available variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus. The value of your investment in a variable investment option depends on the investment results of the related Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline.

..   Fixed Account: You may allocate amounts to the Fixed Account where it earns interest at no lower than the guaranteed minimum annual effective rate of 2%. We may declare higher rates of interest, but are not obligated to do so.

..   Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

..   Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum.

..   Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary, but the death benefit may be subject to federal estate taxes if the insured has incidents of ownership in the policy. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15/th/ Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Optional Benefits

   We offer optional benefits, or "riders", that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the insured person dies from bodily injury that results from an accident. For most of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as well as Internal Revenue Service guidance and rules that pertain to the Internal Revenue Code's definition of life insurance as in effect from time to time. Not all riders are available in all states.

                            SUMMARY OF POLICY RISKS

Investment Risk

   If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

   If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 2%.

Risk of Lapse

   If, during the first 5 Policy years, your accumulation value reduced by any outstanding loan is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. After the first 5 Policy years, if your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the accumulation value reduced by any outstanding loan or cash surrender value, as applicable. While the 20-year benefit rider or the lapse protection benefit rider is applicable to your Policy, if you meet the monthly guarantee premium requirement your Policy will not lapse and we will provide a death benefit depending on the death benefit option you chose.

Tax Risks

   We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

   Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

   See "Federal Tax Considerations" on page 73. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

   The Policy is not designed to be a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is significant enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

   The surrender charge under the Policy applies for a maximum of the first 9 Policy years (and for a maximum of the first 9 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. You should not purchase the Policy if you intend to surrender all or part of the accumulation value shortly after purchase. We designed the Policy to help meet long-term financial goals.

Policy Loan Risks

   A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

   We reduce the amount we pay on the insured person's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

   If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

   A discussion of the risks of each Fund may be found in its corresponding Fund prospectus. You may request a copy of any or all of the Fund prospectuses by contacting us or your AGL insurance representative.

                          TABLES OF FEES AND CHARGES

The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the Policy. The first tables describe the fees and charges that you will pay at the time that you buy the Policy, surrender the Policy, or transfer accumulation value between investment options.

                               Transaction Fees

Charge                        When Charge is Deducted            Maximum Guaranteed Charge     Current Charge
Statutory Premium Tax         Upon receipt of each premium       3.5%/1/ of each premium       3.5%/1/ of each premium
Charge                        payment                            payment/2/                    payment/2/

Premium Expense Charge        Upon receipt of each premium       10% of the premium payment    9.0% of the premium payment
                              payment                            remaining after deduction of  remaining after deduction of
                                                                 the premium tax charge        the premium tax charge/3/

Partial Surrender Processing  Upon a partial surrender of        The lesser of $25 or 2.0% of  $10
Fee                           your Policy                        the amount of the partial
                                                                 surrender

Transfer Fee                  Upon a transfer of                 $25 for each transfer/4/      $25 for each transfer/4/
                              accumulation value

Policy Owner Additional       Upon each request for a Policy     $25                           $0
Illustration Charge           illustration after the first in a
                              Policy year

--------
/1/ Statutory premium tax rates will vary depending on which state in which the Policy owner resides. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.
/2/ Instead of a premium tax charge, we assess a tax charge back of 1.78% of each premium payment for Policy owners residing in Oregon. See "Tax charge back" on page 67.
/3/ After the 5/th/ Policy year, the current premium expense charge will be as follows:

                                Policy years 6-10.. rate of 5%
                                Policy years 11+... rate of 2%

       These reductions do not apply to the guaranteed charge. The guaranteed maximum charge is 10% regardless of Policy year.

/4/ The first 12 transfers in a Policy year are free of charge.

                               Transaction Fees

Charge                             When Charge is Deducted        Maximum Guaranteed Charge    Current Charge
Surrender Charge/1/
   Maximum Charge/2/               Upon a partial surrender or a  $45 per $1,000 of specified  $45 per $1,000 of specified
                                   full surrender of your Policy  amount                       amount

   Minimum Charge/3/               Upon a partial surrender or a  $2 per $1,000 of specified   $2 per $1,000 of specified
                                   full surrender of your Policy  amount                       amount

Representative Charge for the      Upon a partial surrender or a  $19 per $1,000 of specified  $19 per $1,000 of specified
first Policy year - for a 38 year  full surrender of your Policy  amount                       amount
old male, with a specified
amount of $360,000

--------
/1/ The Policies have a Surrender Charge that applies for a maximum of the first 9 Policy years and for a maximum of the first 9 Policy years following an increase in the Policy's specified amount. The Surrender Charge will vary based on the insured person's sex, age, premium class, Policy year and specified amount. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages 31 and 32 of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.
/2/ The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the insured person's first Policy year. The Maximum Charge is for a male, age 60 at the Policy's date of issue, with a specified amount of $360,000.
/3/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs during the insured person's fourteenth Policy year. The Minimum Charge is for a female, age 1 at the Policy's date of issue, with a specified amount of $360,000.

   The next tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                               Periodic Charges
                      (other than Fund fees and expenses)

Charge                             When Charge is Deducted       Maximum Guaranteed Charge  Current Charge
Flat Monthly Charge                Monthly, at the beginning of  $10                        $10
                                   each Policy month

Cost of Insurance Charge/1/
   Maximum Charge/2/               Monthly, at the beginning of  $83.33 per $1,000 of net   $33.33 per $1,000 of net
                                   each Policy month             amount at risk/3/          amount at risk

   Minimum Charge/4/               Monthly, at the beginning of  $0.02 per $1,000 of net    $0.01 per $1,000 of net
                                   each Policy month             amount at risk             amount at risk

Representative Charge for the      Monthly, at the beginning of  $0.11 per $1,000 of net    $0.04 per $1,000 of net
first Policy year - for a 38 year  each Policy month             amount at risk             amount at risk
old male, preferred non-tobacco,
with a specified amount of
$360,000

--------
/1/ The Cost of Insurance Charge will vary based on the insured person's sex, age, premium class, Policy year and specified amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 28 of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 22 of this prospectus.
/2/ The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during following the policy anniversary nearest the insured person's 112/th/ birthday. The Maximum Charge for the maximum current charge occurs during the years following the policy anniversary nearest the insured person's 101/st/ birthday. The policy anniversary nearest the insured person's 121/st/ birthday is the Policy's maximum maturity date. The Maximum Charge is for a male, standard tobacco, age 75 at the Policy's date of issue, with a specified amount of $100,000.
/3/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.
/4/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The Minimum Charge is for a female, juvenile, age 6 at the Policy's date of issue, with a specified amount of $1,000,000.

                               Periodic Charges
                      (other than Fund fees and expenses)

Charge                             When Charge is Deducted       Maximum Guaranteed Charge       Current Charge
Monthly Charge per $1,000 of
specified amount/1/

  Maximum Charge/2/                Monthly, at the beginning of  $1.27 per $1,000 of specified   $1.27 per $1,000 of specified
                                   each Policy month./3/         amount                          amount

  Minimum Charge/4/                Monthly, at the beginning of  $0.07 per $1,000 of specified   $0.07 per $1,000 of specified
                                   each Policy month./3/         amount                          amount

  Representative Charge - for a    Monthly, at the beginning of  $0.27 per $1,000 of specified   $0.27 per $1,000 of specified
  38 year old male with a          each Policy month./3/         amount                          amount
  specified amount of $360,000

Daily Charge (mortality and        Daily                         annual effective rate of 0.70%  annual effective rate of 0.25%
expense risk fee)                                                of accumulation value invested  of accumulation value invested
                                                                 in the variable investment      in the variable investment
                                                                 options                         options/5/

Policy Loan Interest Charge        Annually, at the end of the   Accrues daily at annual         Accrues daily at annual
                                   Policy year                   effective rate of 4.75% of the  effective rate of 4.75% of the
                                                                 loan balance                    loan balance

--------
/1/ The Monthly Charge per $1,000 of specified amount will vary based on the amount of specified amount and the insured person's sex, age and premium class. The Monthly Charge per $1,000 of specified amount shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of specified amount applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Five Years." More detailed information covering your Monthly Charge per $1,000 of specified amount is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.
/2/ The maximum charge is for a 75 year old male, standard tobacco, with a specified amount of $360,000.
/3/ The charge is assessed during the first 5 Policy years and during the first
    5 Policy years following an increase in specified amount. The charge assessed during the 5 Policy years following an increase in specified amount is only upon the amount of the increase in specified amount.
/4/ The minimum charge is for an 18 year old female, preferred plus, with a specified amount of $360,000.
/5/ After the 10/th/ Policy year, the maximum daily charge will be as follows:

              Policy years 11-20.. annual effective rate of 0.35%
              Policy years 21+.... annual effective rate of 0.15%

These reductions in the maximum amount of the daily charge are guaranteed.

   The next tables describe the fees and expenses that you will pay on a transaction basis or periodically if you elect an optional benefit rider during the time that you own the Policy.

                               Transaction Fees
                        (optional benefit riders only)

Charge                     When Charge is Deducted     Maximum Guaranteed Charge         Current Charge
Overloan Protection Rider
  One-Time Charge          At time rider is exercised  5.0% of Policy's accumulation     3.5% of Policy's accumulation
                                                       value at time rider is exercised  value at time rider is exercised

                               Periodic Charges
                        (optional benefit riders only)

Optional Benefit Rider               When Charge is Deducted       Maximum Guaranteed Charge  Current Charge
Accidental Death Benefit Rider/1,7/

  Maximum Charge/2/                  Monthly, at the beginning of  $0.15 per $1,000 of rider  $0.15 per $1,000 of rider
                                     each Policy month             coverage                   coverage

  Minimum Charge/3/                  Monthly, at the beginning of  $0.07 per $1,000 of rider  $0.07 per $1,000 of rider
                                     each Policy month             coverage                   coverage

  Representative Charge - for a      Monthly, at the beginning of  $0.09 per $1,000 of rider  $0.09 per $1,000 of rider
  38 year old                        each Policy month             coverage                   coverage

Children's Insurance Benefit         Monthly, at the beginning of  $0.48 per $1,000 of rider  $0.48 per $1,000 of rider
  Rider                              each Policy month             coverage                   coverage

Spouse Term Rider/4, 7/

  Maximum charge/5/                  Monthly at the beginning of   $4.67 per $1,000 of rider  $3.38 per $1,000 of rider
                                     each Policy month             coverage                   coverage

  Minimum charge/6/                  Monthly at the beginning of   $0.07 per $1,000 of rider  $0.01 per $1,000 of rider
                                     each Policy month             coverage                   coverage

  Representative Charge - for a      Monthly at the beginning of   $0.22 per $1,000 of rider  $0.14 per $1,000 of rider
  38 year old male, preferred        each Policy month             coverage                   coverage
  non-tobacco

--------
/1/ The charge for the Accidental Death Benefit Rider will vary based on the insured person's age.
/2/ The maximum charge is for a 65 year old.
/3/ The minimum charge is for a 29 year old.
/4/ The charge for the Spouse Term Rider will vary based on the spouse's sex, age and premium class.
/5/ The maximum charge is for a 70 year old male, standard tobacco.
/6/ The minimum charge is for a 15 year old female, preferred non-tobacco.
/7/ The charge for this rider may not be representative of the charge that a particular Policy owner will pay. More information about the charge may be found on page 69 of this prospectus under "Monthly charges for additional benefit riders." You may also review the terms of the rider. Your insurance representative can provide you with a copy.

                               Periodic Charges
                        (optional benefit riders only)

Optional Benefit Rider                When Charge is Deducted    Maximum Guaranteed Charge        Current Charge
Waiver of Monthly
Deduction Rider/1, 7/

  Maximum Charge/2/                   Monthly, at the beginning  $0.40 per $1,000 of net          $0.40 per $1,000 of net
                                      of each Policy month       amount at risk attributable to   amount at risk attributable to
                                                                 the Policy                       the Policy

  Minimum Charge/3/                   Monthly, at the beginning  $0.02 per $1,000 of net          $0.02 per $1,000 of net
                                      of each Policy month       amount at risk attributable to   amount at risk attributable to
                                                                 the Policy                       the Policy

  Representative Charge - for a 38    Monthly, at the beginning  $0.03 per $1,000 of net          $0.03 per $1,000 of net
  year old                            of each Policy month       amount at risk attributable to   amount at risk attributable to
                                                                 the Policy                       the Policy
Terminal Illness Rider

  Interest on Benefit                 At time rider benefit is   Greater of (1) Moody's           5.25%
                                      paid and each Policy       corporate Bond Yield
                                      anniversary thereafter     Average-Monthly Average
                                                                 Corporates for month of
                                                                 October preceding calendar
                                                                 year for which loan interest
                                                                 rate is determined; or (2)
                                                                 interest rate used to calculate
                                                                 cash values in Fixed Account
                                                                 at the time the charge is
                                                                 assessed, plus 1%

  Administrative Fee                  At time of claim           $250                             $150

Accelerated Access Solution/4, 7/

  Maximum Charge/5/                   Monthly, at the beginning  $4.95 per $1000 of rider net     $4.95 per $1000 of rider net
                                      of each Policy month       amount at risk                   amount at risk

  Minimum Charge/6/                   Monthly, at the beginning  $0.05 per $1000 of rider         $0.05 per $1000 of rider
                                      of each Policy month       amount at risk                   amount at risk

  Representative Charge - for a 38    Monthly, at the beginning  $0.09 per $1000 of rider         $0.09 per $1000 of rider
  year old male, preferred            of each Policy month       amount at risk                   amount at risk
  non-tobacco, with a specified
  amount of $360,000

--------
/1/ This charge will vary based on the insured person's age when we assess the charge.
/2/ The maximum charge is for a 59 year old.
/3/ The minimum charge is for an 18 year old.
/4/ The charge for the Accelerated Access Solution will vary based on the insured person's accelerated benefit amount option, age, sex, and premium class.
/5/ The maximum charge is for an 80 year old female, standard tobacco, with a specified amount of $100,000.
/6/ The minimum charge is for an 18 year old male, preferred plus, with a specified amount of $100,000.
/7/ The charge for this rider may not be representative of the charge that a particular Policy owner will pay. More information about the charge may be found on page 69 of this prospectus under "Monthly charges for additional benefit riders." You may also review the terms of the rider. Your insurance representative can provide you with a copy.

                             Periodic Charges for
                            Optional Benefit Riders

Charge                             When Charge is Deducted       Maximum Guaranteed Charge      Current Charge
Lapse Protection Benefit
  Rider/1, 2/

  Maximum Charge/3/                Monthly, at the beginning of  $83.33 per $1000 of net        $83.33 per $1000 of net
                                   each Policy month             amount at risk                 amount at risk

  Minimum Charge/4/                Monthly, at the beginning of  $0.01 per $1000 of net amount  $0.01 per $1000 of net amount
                                   each Policy month             at risk                        at risk

  Representative Charge - for a    Monthly, at the beginning of  $0.28 per $1000 of net amount  $0.01 per $1000 of net amount
  38 year old male, preferred      each Policy month             at risk                        at risk
  non-tobacco, with a specified
  amount of $360,000..............

--------
/1/ The charge for the lapse protection benefit rider will vary based on the insured person's sex, age, premium class and death benefit Option selected. /2/ The charge for this rider may not be representative of the charge that a particular Policy owner will pay. More information about the charge may be found on page 69 of this prospectus under "Monthly charges for additional benefit riders." You may also review the terms of the rider. Your insurance representative can provide you with a copy.
/3/ The maximum charge is for an 85 year old male, standard tobacco, with a specified amount of $360,000.
/4/ The minimum charge is for an 18 year old female, preferred plus, non-tobacco, with a specified amount of $360,000.

   The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2013. Current and future expenses for the Funds may be higher or lower than those shown.

                         Annual Fund Fees and Expenses
               (expenses that are deducted from the Fund assets)

                                 Charge                                   Maximum Minimum
Total Annual Fund Operating Expenses for all of the Funds (expenses that are deducted from portfolio assets include management fees, distribution
(12b-1) fees, and other expenses)/1/.....................................  1.28%   0.28%

   Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

--------
/1/ Currently 8 of the Funds have contractual reimbursements or fee waivers.
    These reimbursements or waivers expire on April 30, 2015. These contractual reimbursements or fee waivers do not change the maximum or minimum annual Fund fees and expenses reflected in the table.

                              GENERAL INFORMATION

American General Life Insurance Company

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

   AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.

   AGL is regulated for the benefit of Policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to Policy owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, the Separate Account is divided into 88 separate "divisions," 46 of which correspond to the 46 variable "investment options" under the Policy. The remaining 41 divisions, and all of these 46 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of AGL's other assets.

   The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

Statement of Additional Information

   We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

   When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

   Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applications, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail premium payments and loan repayments (or use express delivery, if you wish) directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the insured person's death, including any related documentation, to our Administrative Center address.

   E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

       E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aig.com/lifeinsurance and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

       E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aig.com/lifeinsurance, click the E-Service login link, and complete the on-line enrollment pages. You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

       E-Service transactions, telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone. See "Telephone transactions" on page 21).

       .   transfer of accumulation value;*

       .   change of allocation percentages for premium payments;*

       .   change of allocation percentages for Policy deductions;*

       .   telephone transaction privileges;*

       .   loan;*

       .   full surrender;

       .   partial surrender;*

       .   premium payments;**

       .   change of beneficiary or contingent beneficiary;

       .   loan repayments or loan interest payments;**

       .   change of death benefit option or manner of death benefit payment;

       .   change in specified amount;

       . addition or cancellation of, or other action with respect to any benefit riders;

       .   election of a payment option for Policy proceeds; and

       .   tax withholding elections.

       ----------
       * These transactions are permitted by E-Service, by telephone or in writing.
       ** These transactions are permitted by E-Service or in writing.

   We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

   One-time premium payments using E-Service. You may use E-Service to schedule one-time premium payments for your Policy. The earliest scheduled payment date available is the next business day. For the purposes of E-Service one-time premium payments only, a business day is a day the United States Federal Reserve System ("Federal Reserve") is open. If payment scheduling is completed after 4:00 p.m. Eastern time, then the earliest scheduled payment date available is the second business day after the date the payment scheduling is completed.

   Generally, your payment will be applied to your Policy on the scheduled payment date, and it will be allocated to your chosen variable investment options based upon the prices set after 4:00 p.m. Eastern time on the scheduled payment date. See "Effective Date of Policy and Related Transactions" on page 28.

   Premium payments may not be scheduled for Federal Reserve holidays, even if the New York Stock Exchange ("NYSE") is open. If the NYSE is closed on your scheduled payment date, your payment will be allocated to your chosen variable investment options based upon the prices set after 4:00 p.m. Eastern time on the first day the NYSE is open following your scheduled payment date.

   Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

   General. It is your responsibility to carefully review all documents you receive from us and immediately notify the Administrative Center of any potential inaccuracies. We will follow up on all inquiries. Depending on the facts and circumstances, we may retroactively adjust your Policy, provided you notify us of your concern within 30 days of receiving the transaction confirmation, statement or other document. Any other adjustments we deem warranted are made as of the time we receive notice of the potential error. If you fail to notify the Administrative Center of any potential mistakes or inaccuracies within 30 days of receiving any document, we will deem you to have ratified the transaction.

Illustrations

   We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

   Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed insured person's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

   After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                          VARIABLE INVESTMENT OPTIONS

   We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. We have listed the investment options in the following two tables. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the tables. Fund sub-advisers are shown in parentheses.

                                         Investment Adviser (sub-adviser, if
      Variable Investment Options                    applicable)
 -------------------------------------  -------------------------------------
 Alger Capital Appreciation Portfolio   Fred Alger Management, Inc.
 - Class I-2 Shares

 American Century(R) VP Value Fund -    American Century Investment
 Class I                                Management, Inc.

 American Funds IS Asset Allocation     Capital Research and Management
 Fund(SM) - Class 2 (high total return  Company
 (including income and capital gains)
 consistent with preservation of
 capital over the long term)

 American Funds IS Global Growth        Capital Research and Management
 Fund(SM) - Class 2                     Company

 American Funds IS Growth Fund(SM) -    Capital Research and Management
 Class 2                                Company

 American Funds IS Growth-Income        Capital Research and Management
 Fund(SM) - Class 2                     Company

 American Funds IS High-Income Bond     Capital Research and Management
 Fund(SM) - Class 2                     Company

 American Funds IS International        Capital Research and Management
 Fund(SM) - Class 2 (long-term growth   Company
 of capital)

 Anchor ST Capital Appreciation         SunAmerica Asset Management Corp.*
 Portfolio - Class 3                    (Wellington Management Company, LLP)

 Anchor ST Government and Quality Bond  SunAmerica Asset Management Corp.*
 Portfolio - Class 3                    (Wellington Management Company, LLP)

 Fidelity(R) VIP Contrafund(R)          Fidelity Management & Research
 Portfolio - Service Class 2            Company (FMR)
 (long-term capital appreciation)       (FMR Co., Inc.)
                                        (Other affiliates of FMR)

 Fidelity(R) VIP Equity-Income          Fidelity Management & Research
 Portfolio - Service Class 2            Company (FMR)
                                        (FMR Co., Inc.)
                                        (Other affiliates of FMR)

                                         Investment Adviser (sub-adviser, if
      Variable Investment Options                    applicable)
 -------------------------------------- --------------------------------------

 Fidelity(R) VIP Growth Portfolio -     Fidelity Management & Research
 Service Class 2                        Company (FMR)
                                        (FMR Co., Inc.)
                                        (Other affiliates of FMR)

 Fidelity(R) VIP Mid Cap Portfolio -    Fidelity Management & Research
 Service Class 2                        Company (FMR)
                                        (FMR Co., Inc.)
                                        (Other affiliates of FMR)

 Fidelity(R) VIP Money Market           Fidelity Management & Research
 Portfolio - Service Class 2            Company (FMR)
                                        (Fidelity Investments Money
                                        Management, Inc.)
                                        (Other affiliates of FMR)

 Franklin Templeton Franklin Small Cap Franklin Advisory Services, LLC Value VIP Fund - Class 2

 Franklin Templeton Franklin Mutual     Franklin Mutual Advisers, LLC
 Shares VIP Fund - Class 2 (capital
 appreciation with income as a
 secondary goal)

 Invesco V.I. Global Real Estate Fund   Invesco Advisers, Inc. (Invesco Asset
 - Series I Shares                      Management Limited)

 Invesco V.I. Growth and Income Fund -  Invesco Advisers, Inc.
 Series I Shares

 Invesco V.I. International Growth      Invesco Advisers, Inc.
 Fund - Series I Shares

 Janus Aspen Enterprise Portfolio -     Janus Capital Management LLC
 Service Shares (long-term growth of
 capital)

 Janus Aspen Forty Portfolio - Service Janus Capital Management LLC Shares (long-term growth of capital)

 JPMorgan IT Core Bond Portfolio -      J.P. Morgan Investment Management Inc.
 Class 1 Shares

 MFS(R) New Discovery Series - Initial  Massachusetts Financial Services
 Class (capital appreciation)           Company

 MFS(R) Research Series - Initial       Massachusetts Financial Services
 Class (capital appreciation)           Company

 Neuberger Berman AMT Mid Cap Growth    Neuberger Berman Management LLC
 Portfolio - Class I                    (Neuberger Berman LLC)

 Oppenheimer Global Fund/VA -           OFI Global Asset Management, Inc.
 Non-Service Shares                     (OppenheimerFunds, Inc.)

 PIMCO CommodityRealReturn(R) Strategy  Pacific Investment Management Company
 Portfolio - Administrative Class       LLC
 (maximum real return)

 PIMCO Global Bond Portfolio            Pacific Investment Management Company
 (Unhedged) - Administrative Class      LLC

 PIMCO Real Return Portfolio -          Pacific Investment Management Company
 Administrative Class (maximum real     LLC
 return)

 PIMCO Short-Term Portfolio -           Pacific Investment Management Company
 Administrative Class                   LLC

 PIMCO Total Return Portfolio -         Pacific Investment Management Company
 Administrative Class                   LLC

 Seasons ST Mid Cap Value Portfolio -   SunAmerica Asset Management Corp.*
 Class 3                                (Goldman Sachs Asset Management, LP)
                                        (Lord, Abbett & Co. LLC)

 SunAmerica ST Balanced Portfolio -     SunAmerica Asset Management Corp.*
 Class 1 Shares (conservation of        (J.P. Morgan Investment Management,
 principal and capital appreciation)    Inc.)

 VALIC Co. I Dynamic Allocation Fund/1/ VALIC** (SunAmerica Asset Management
                                        Corp.)
                                        (AllianceBernstein L.P.)

 VALIC Co. I Emerging Economies Fund    VALIC** (J.P. Morgan Investment
 (capital appreciation)                 Management Inc.)

 VALIC Co. I Foreign Value Fund         VALIC** (Templeton Global Advisors
 (long-term growth of capital)          Limited)

 VALIC Co. I International Equities     VALIC** (PineBridge Investments LLC)
 Index Fund

 VALIC Co. I Mid Cap Index Fund         VALIC** (SunAmerica Asset Management
                                        Corp.)

 VALIC Co. I Nasdaq-100(R) Index Fund   VALIC** (SunAmerica Asset Management
                                        Corp.)

 VALIC Co. I Science & Technology       VALIC** (RCM Capital Management, LLC)
 Fund/2/                                (T. Rowe Price Associates, Inc.)
                                        (Wellington Management Company, LLP)

 VALIC Co. I Small Cap Index Fund       VALIC** (SunAmerica Asset Management
                                        Corp.)

 VALIC Co. I Stock Index Fund           VALIC** (SunAmerica Asset Management
                                        Corp.)

 VALIC Co. II Mid Cap Value Fund/3/     VALIC** (Robeco Investment
                                        Management, Inc.)
                                        (Tocqueville Asset Management, L.P.)
                                        (Wellington Management Company, LLP)

 VALIC Co. II Socially Responsible      VALIC** (SunAmerica Asset Management
 Fund/4/                                Corp.)

 VALIC Co. II Strategic Bond Fund       VALIC** (PineBridge Investments LLC)

--------

/1/ The Fund type for VALIC Co. I Dynamic Allocation Fund is capital appreciation and current income while managing net equity exposure. The Fund has an investment strategy that may serve to reduce the risk of investment losses that could require AGL to use its own assets to make payments in connection with certain guarantees under the Policy. In addition, the Fund may enable AGL to more efficiently manage its financial risks associated with guarantees like death benefits, due in part to a formula developed by AGL and provided to the Fund's sub-advisers. The formula used by the sub-advisers is described in the Fund's prospectus and may change over time based on proposals by AGL. Any changes to the formula proposed by AGL will be implemented only if they are approved by the Fund's investment adviser and the Fund's Board of Directors, including a majority of the Board's independent directors. Please see the VALIC Company I prospectus and Statement of Additional Information for details.
/2/ The Fund type for VALIC Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.
/3/ The Fund type for VALIC Co. II Mid Cap Value Fund is capital growth, through investment in equity securities of medium capitalization companies using a value-oriented investment approach.
/4/ The Fund type for VALIC Co. II Socially Responsible Fund is growth of capital through investment, primarily in equity securities, in companies which meet the social criteria established for the Fund.
*    SunAmerica Asset Management Corp. is an affiliate of AGL.
**   "VALIC" means The Variable Annuity Life Insurance Company, an affiliate of
     AGL.

   From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes on our systems, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

   You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their applicable Fund prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan. A Fund's prospectus may occasionally be supplemented by the Fund's Investment Adviser. Please check the AG Platinum Choice VUL webpage at www.aig.com/_3789_533840.html to view the Fund prospectuses and their supplements, or contact us at our Administrative Center to request copies of Fund prospectuses and their supplements.

   We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.10% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

   We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO for services we perform.

   We also receive what are referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

   From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 67.

   We offer Funds of the Anchor Series Trust, Seasons Series Trust, SunAmerica Series Trust, VALIC Co. I and VALIC Co. II at least in part because they are managed by SunAmerica Asset Management Corp. or VALIC, each an affiliate of AGL. AGL and/or its affiliates may be subject to certain conflicts of interest as AGL may derive greater revenues from Funds managed by affiliates than certain other available funds.

Payments We Make

   We make payments in connection with the distribution of the Policies that generally fall into the three categories below.

   Commissions. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the Policy to the public. The selling firms have entered into written selling agreements with the Company and American General Equity Services Corporation, the distributor of the Policies. We pay commissions to the selling firms for the sale of your Policy. The selling firms are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us.

   The registered representative who sells you the Policy typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.

   Additional cash compensation. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold Policies. Sales-based payments primarily create incentives to make new sales of Policies.

   These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our Policies, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our Policies. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

   We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our Policies.

   If allowed by his or her selling firm, a registered representative or other eligible person may purchase a Policy on a basis in which an additional amount is credited to the Policy.

   We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the Policy. We hope to benefit from these revenue sharing arrangements through increased sales of our Policies and greater customer service support.

   Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our Policies over other variable universal life insurance policies (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a Policy and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this Policy.

   Non-cash compensation. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and the Financial Industry Regulatory Authority rules.

Payments We Receive

   We may directly or indirectly receive revenue sharing payments from the trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that make such payments to us. Other Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Funds you select.

   We generally receive three kinds of payments described below.

   Rule 12b-1 or service fees. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.35% of the average daily net assets in certain Funds. These fees are deducted directly from the assets of the Funds.

   Administrative, marketing and support service fees. We receive compensation of up to 0.35% annually based on assets under management from certain trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Funds or wholly from the assets of the Funds. Policy owners, through their indirect investment in the trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain trusts' investment advisers or their affiliates and vary by trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others.

   Other payments. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Funds in the Policy. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser's, subadviser's or distributor's participation.

   In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the Policy.

Voting Privileges

   We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

   We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account. Even if Policy owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.

   If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

   In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

                                 FIXED ACCOUNT

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. The minimum guaranteed rate of interest we credit is shown on your Policy Schedule. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 71. The "daily charge" described on page 68 and the fees and expenses of the Funds discussed on page 18 do not apply to the Fixed Account.

   You may transfer accumulation value into the Fixed Account at any time. However, there are restrictions on the amount you may transfer out of the Fixed Account in a Policy year. Please see "Transfers of existing accumulation value" on page 35.

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Obligations that are paid out of our general account include any amounts you have allocated to the Fixed Account, including any interest credited thereon, and amounts owed under your Policy for death and/or living benefits which are in excess of portions of Policy value allocated to the variable investment options. The obligations and guarantees under the Policy are our sole responsibility. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments. The general account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. We manage our exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of our assets and liabilities, monitoring or limiting prepayment and extension risk in our portfolio, maintaining a large percentage of our portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk.

   Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account. The minimum annual effective rate is 2%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

                                POLICY FEATURES

Age

   Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "age nearest birthday."

Effective Date of Policy and Related Transactions

   Valuation dates, times, and periods. We compute values under a Policy on each day that the NYSE is open for business. We call each such day a "valuation date" or a "business day."

   We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

   Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

   Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. "Good order" means that the instructions we receive include fully and accurately completed forms which are valid, including any necessary supplementary documentation, applicable to any given transaction or request received by us. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the following valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

   If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We do not accept military allotment programs.

   Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to determine whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

   Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

   Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

   Commencement of investment performance. We invest your initial premium in any variable investment options you have chosen, as well as the Fixed Account, on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been reviewed and found to be satisfactory, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

   Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

   . Increases or decreases you request in the specified amount of insurance, reinstatement of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

   . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

   . If you exercise your right to return your Policy described under "Free look period", your coverage will end when you deliver it to your AGL insurance representative, or if you mail it to us, the date it is postmarked; and

   . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Internal Revenue Code of 1986, as amended (the "Code"). If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Death Benefits

   Your specified amount of insurance. In your application to buy an AG Platinum Choice VUL Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

   We also guarantee a death benefit, provided you have met the required monthly guarantee premiums requirement that applies to either the 20-year benefit rider or the lapse protection benefit rider. The 20-year benefit rider can provide a guaranteed death benefit for up to 20 years. The lapse protection benefit rider can provide a guaranteed death benefit for the life of the Policy. If you select the lapse protection benefit rider you cannot also select the 20-year benefit rider. If you do not select the lapse protection benefit rider, we will automatically provide you with the 20-year benefit rider, at no charge. The guaranteed death benefit under either of these riders is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period benefit." We provide more information about the specified amount and the guarantee period benefit under "Guaranteed death benefits," on page 34 and a discussion of the two riders under "Additional Optional Benefit Riders" on page 40. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

   Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 68.)

   Your death benefit. You must choose one of two death benefit Options under your Policy at the time it is issued.

   You can choose Option 1 or Option 2 at the time of your application or at any later time before the Policy's maturity date. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

   . Option 1 - The specified amount on the date of the insured person's death.

   . Option 2 - The sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

   See "Partial surrender" on page 61 for more information about the effect of partial surrenders on the amount of the death benefit.

   Under Option 2, your death benefit will be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will be higher under Option 1 than under Option 2.

   Any premiums we receive after the insured person's date of death will be returned and not included in your accumulation value.

   Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

   Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

   There is an exception to your electing one of the tests. If you purchase the lapse protection benefit rider, we will automatically provide you with the guideline premium test.

   If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. In addition to meeting the premium requirements, the death benefit must be large enough when compared to the accumulation value to meet the minimum death benefit requirement. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, as long as the death benefit is large enough compared to the accumulation value to meet the minimum death benefit requirement.

   The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

   If you selected death benefit Option 1 or Option 2 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

   Under federal tax law rules, if you selected death benefit Option 1 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to the required minimum death benefit. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1.

   If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

   If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page 27 of your Policy. The required minimum death benefit percentage varies based on the age and premium class of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a male, non-tobacco, ages 40 to 120.

                         APPLICABLE PERCENTAGES UNDER
                         CASH VALUE ACCUMULATION TEST

Insured Person's Attained Age   40   45   50   55   60   65   70   75   99  100+
%                              418% 352% 298% 253% 218% 189% 167% 148% 104%  100%

   If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person's age is 40 or less, and decreases each year thereafter to 100% when the insured person's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages from 40 to 95 are set forth in the following table.

                         APPLICABLE PERCENTAGES UNDER
                            GUIDELINE PREMIUM TEST

      Insured
      Person's Attained Age   40   45   50   55   60   65   70   75  95+
      %                      250% 215% 185% 150% 130% 120% 115% 105% 100%

   Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

Premium Payments

   Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 35, will be allocated upon receipt to the available investment options you have chosen.

   Premium payments and transaction requests in good order. We will accept the Policy owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner's investment options, contingent upon the Policy owner's providing us with instructions in good order.

   When we receive a premium payment or transaction request in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 29 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

   We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled.

   Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 73. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

   Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms

(including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 38).

   We reserve the right to reject any premium.

   Checks. You may pay premium by checks drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

   Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill monthly, quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Guaranteed death benefits" on page 34) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 6). The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

   Guaranteed death benefits. Your Policy makes a choice from two benefit riders available to you that provide guarantees on your death benefit. This means that if you have one of these riders, your Policy and any other benefit riders you have selected will not lapse as long as you meet the requirements associated with that rider. Subject to the terms of the rider, if you meet your rider's requirements while the rider is in force, your Policy will not lapse even if your Policy's cash surrender value has declined to zero.

   One of these riders, called the "20-year benefit rider," is a benefit provided to any Policy owner who does not select the "lapse protection benefit rider." We issue the rider only when the Policy is issued. There is no charge for the rider. This rider only guarantees the death benefit for a given period. The required monthly guarantee premiums for this rider are shown on page 3 of your Policy.

   The second rider is the lapse protection benefit rider. You may select the lapse protection benefit rider only at the time we issue your Policy and if you select other Policy features. There is a charge for this rider. See the Tables of Fees and Charges. We will not issue the 20-year benefit rider if you select the lapse protection benefit rider.

   There is no difference in the calculation of Policy values and the death benefit between a Policy that has a guarantee period benefit under the 20-year benefit rider and one that does not, because the rider is free of charge. However, because there is a charge for the lapse protection benefit rider, Policy values are lower for a Policy that has this rider as opposed to one that does not.

   The conditions and benefits of each rider are described under "Additional Optional Benefit Riders" on page 40. Be sure to review their descriptions.

   Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. To exercise your right to return your Policy, you must mail it directly to the Administrative Center or return it to the AGL insurance representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

   Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

   Transfers of existing accumulation value. You may transfer your existing accumulation value from one investment option to another, subject to the restrictions below and other restrictions described in this prospectus (see "Market timing" on page 36, "Restrictions initiated by the Funds and information sharing obligations" on page 38 and "Additional Rights That We Have" on page 66).

   . Restrictions on transfers from variable investment options. You may make transfers from the variable investment options at any time. There is no maximum limit on the amount you may transfer. The minimum amount you may transfer from a variable investment option is $500, unless you are transferring the entire amount you have in the option.

   . Restrictions on transfers from the Fixed Account. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary (including the 60-day period following the date we apply your initial premium to your Policy).

   . Transacting multiple transfer requests. In the event you provide us, during one valuation period, with more than one transfer request in good order, we will treat the multiple requests as only one transfer request.

       The maximum total amount you may transfer from the Fixed Account each year is limited to the greater of "a" or "b" below:

       a. 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary (for the first Policy year, the amount of your initial premium you allocated to the Fixed Account); or

       b. the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

       The minimum amount you may transfer from the Fixed Account is $500, unless you are transferring the entire amount you have in the Fixed Account. There are no restrictions on the frequency or amount you may transfer into the Fixed Account. Transfers to or from the Fixed Account do not count toward the annual 12 free transfers.

   Dollar cost averaging. Dollar cost averaging is an investment strategy designed to help reduce the risks that result from market fluctuations. Dollar cost averaging does not result in any transfers to or from the Fixed Account. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to potentially reduce the risk of investing most of your funds at a time when prices are high. Dollar cost averaging ("DCA program") is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

   Under dollar cost averaging, we automatically make transfers of your accumulation value from the variable investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. We compute values under a Policy on each valuation date. A valuation period is the time from the close of business on a valuation date to the close of business on the next valuation date. You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service. We reserve the right to modify, suspend or terminate the DCA program at any time.

   Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current and compliant premium allocation designation. Automatic rebalancing does not result in any transfers to or from the Fixed Account. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing, unless you elect the lapse protection benefit rider. When the lapse protection benefit rider is elected, there is no minimum accumulation value to begin automatic rebalancing. Automatic rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

   . dilution in the value of Fund shares underlying investment options of other Policy owners;

   .   interference with the efficient management of the Fund's portfolio; and

   .   increased administrative costs.

   We have policies and procedures affecting your ability to make transfers within your Policy. A transfer can be your allocation of all or a portion of a new premium payment to an investment option. You can also transfer your accumulation value in one investment option (all or a portion of the value) to another investment option.

   We are required to monitor the Policies to determine if a Policy owner requests:

   . a transfer out of a variable investment option within two calendar weeks of an earlier transfer into that same variable investment option; or

   . a transfer into a variable investment option within two calendar weeks of an earlier transfer out of that same variable investment option; or

   . a transfer out of a variable investment option followed by a transfer into that same variable investment option, more than twice in any one calendar quarter; or

   . a transfer into a variable investment option followed by a transfer out of that same variable investment option, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violation of this policy will result in the suspension of Policy transfer privileges for six months.

   In most cases transfers into and out of the money market investment option are not considered market timing; however, we examine all of the above transactions without regard to any transfer into or out of the money market investment option. We treat such transactions as if they are transfers directly into and out of the same variable investment option. For instance:

   (1) if a Policy owner requests a transfer out of any variable investment option into the money market investment option, and

   (2) the same Policy owner, within two calendar weeks requests a transfer out of the money market investment option back into that same variable investment option, then

   (3) the second transaction above is considered market timing.

       Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances, and we will treat all Policy owners the same.

   In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

   Restrictions initiated by the Funds and information sharing obligations. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

   Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

   In order to prevent market timing, the Funds have the right to request information regarding Policy owner transaction activity. Upon a Fund's request, we will provide mutually agreed upon information regarding Policy owner transactions in the Fund.

Changing the Specified Amount of Insurance

   Increase in coverage. At any time before the Policy's maturity date while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

   We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age, gender and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge applies to the amount of the increase for the 9 Policy years following the increase.

   Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of specified amount. The additional charge assessed for the first five Policy years following the increase will be applied only to the increase in your specified amount. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

   Decrease in coverage. After the first Policy year and before the Policy's maturity date, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit must be at least the greater of:

   .   $100,000; and

   . any minimum amount which is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

   We will apply any decrease in coverage as of the monthly deduction day (see "Monthly deduction days" on page 29) following the valuation date we receive the request.

   The decrease in coverage is applied in the following order:

   .   Against the specified amount provided by the most recent increase;

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   .   Against the next most recent increases successively;

   .   Against the specified amount provided under your original application.

   We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

   A reduction in specified amount will not reduce the monthly charges per $1,000 of specified amount, or the amount of time for which we assess these charges. For instance, if you increase your coverage and follow it by a decrease in coverage within five years of the increase, we will assess the monthly charge per $1,000 of specified amount against the increase in coverage for the full five years even though you have reduced the amount of coverage.

Changing Death Benefit Options

   Change of death benefit Option. You may at any time before the Policy's maturity date while the insured person is living request us to change your death benefit option from:

   Option 1 to Option 2; or
   Option 2 to Option 1.

   . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page 38. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of specified amount will not change. At the time of the change of death benefit option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. The monthly charge per $1000 of specified amount will not change. At the time of the change of death benefit option, your Policy's monthly insurance charge and surrender value will not change.

   Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of the 20-year benefit rider or the lapse protection benefit rider, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. The details of this guarantee are discussed under "20-year benefit rider" on page 44 and "Lapse protection benefit rider" on page 45.

   Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 73 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

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

Account Value Enhancement

   Your Policy will be eligible for an Account Value Enhancement at the end of the 21/st/ Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be 0.01% or greater. We will inform you following the end of each Policy year the amount, if any, of Account Value Enhancement credited to your Policy.

   Here are the additional terms of the Account Value Enhancement:

   . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

   . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage, if any, will be reset annually.

   . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at the time of allocation.

   . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

   Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

Reports to Policy Owners

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately.

                      ADDITIONAL OPTIONAL BENEFIT RIDERS

Riders

   You may be eligible to add additional optional rider benefits to your Policy. You can request that your Policy include the additional rider benefits described below. An exception is the overloan protection rider which we automatically issue at the time we issue your Policy provided you selected the guideline premium test. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as well as Internal Revenue Service guidelines and rules that pertain to the Code's definition of life insurance as in effect from time to time. Not all riders are available in all states. More details are included in each rider, which your insurance representative can review with you before you decide to elect any of them. Some of the riders provide guaranteed benefits that are obligations of our general account and not of the Separate Account. See "Our general account" on page 28.

   Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is a charge for this rider, which currently is $0.15 each month for each $1000 of rider coverage for a 38 year old insured person. See the Tables of Fees and Charges. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. When the rider terminates the charge will cease.

   Children's Insurance Benefit Rider. This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. There is a charge for this rider, which currently is $0.48 each month for each $1000 of rider coverage. See the Tables of Fees and Charges. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion. You may purchase this rider at the time we issue your Policy or at any time thereafter. This rider terminates at the earlier of the Policy anniversary nearest the insured person's 65/th/ birthday or the "Maturity Date" shown on page 3 of your Policy; however, you may elect to terminate it at any time before then. When the rider terminates the charge will cease.

   Spouse Term Rider. This rider provides term life insurance on the life of the spouse of the Policy's insured person. There is a charge for this rider, which currently is $0.14 each month for each $1000 of rider coverage for a 38 year old male who is in good health and does not use tobacco products. This rider terminates no later than the Policy anniversary nearest the spouse's 75th birthday. You can convert this rider into any other insurance, except term, under our published rules at the time of conversion. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Terminal Illness Rider. This rider provides the Policy owner with the right to request a benefit if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. There is a one-time administrative fee charged for this rider, which currently is $150 assessed at the time of the claim. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit that would be due under the Policy (excluding any rider benefits), not to exceed $250,000. The amount of benefits paid under the rider, plus interest on this amount to the next Policy anniversary, plus an administrative fee (not to exceed $250), becomes a "lien" against the remaining benefits payable under the Policy. The maximum interest rate will not exceed the greater of

   . the Moody's corporate Bond Yield Average-Monthly Average Corporates for the month of October preceding the calendar year for which the loan interest rate is determined; or

   . the interest rate we are using when calculating cash values in the Fixed Account at the time the charge is assessed, plus 1%.

   A lien is a claim by AGL against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. The cash surrender value of the Policy also will be reduced by the amount of the lien. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. You can purchase this rider at any time prior to the maturity date. You may terminate this rider at any time. If you do so, the charge will cease.

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

   Waiver of Monthly Deduction Rider. This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). This rider is not available for Policies with an initial specified amount greater than $5,000,000. There is a charge for this rider, which currently is $0.03 per $1000 of the Policy's net amount at risk. See the Tables of Fees and Charges. While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. When we "pay benefits" under this rider we deduct all monthly charges (except for loan interest) from your Policy's cash value, but not from your Policy's accumulation value. Therefore your Policy's accumulation value will not change because of monthly charges.

   You should carefully consider the following risks associated with exercising this rider:

   . If you have an outstanding Policy loan, loan interest must be paid either as premium or from the Policy's accumulation value. It is possible the Policy will lapse for nonpayment of loan interest.

   . You may not increase or decrease the Policy's specified amount while monthly deductions are waived.

   . You may not change the death benefit Option while monthly deductions are waived.

   .   You may not add any riders while monthly deductions are waived.

   You can purchase this rider on the life of an insured person who is younger than age 56. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. When the rider terminates the charge will cease.

   Overloan Protection Rider. This rider may keep your Policy from lapsing due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. We issue this rider automatically when your Policy is issued.

   This rider does not automatically guarantee that your Policy will not lapse. There are several conditions you must meet in order for the rider to be exercised. The conditions are listed at the end of this section. We do not anticipate that many Policy owners will meet all those conditions. Overall the rider is more likely to be helpful for Policies with younger insureds, because the Policy owner has a longer period of time to build the Policy's cash value. However, it is important to keep in mind that a Policy owner who anticipates using a strategy over the life of the Policy that calls for significant loan activity should consider selecting the guideline premium test when applying for the Policy, because the rider cannot be used if that selection is not made.

   A significant reason to plan to have this rider available for use is because a Policy with very large outstanding loans when the Policy lapses may generate a significant taxable event for the Policy owner. You may wish to consult your tax advisor about this issue before you apply for a Policy.

   There is a one- time charge for this rider, currently equal to 3.5% of your Policy's accumulation value when the rider is exercised. See the Tables of Fees and Charges. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

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

   You can request to exercise the rider when:

   (1) The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

   (2) The Policy has been in force at least until the later of:

       (a) the Policy anniversary nearest the insured person's age 75; or

       (b) the 15th Policy anniversary.

   The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

   . There must be sufficient cash surrender value to cover the one-time charge;

   . If you elected death benefit Option 2 when you applied for a Policy, you must change it to death benefit Option 1 (death benefit Option 1 is equal to the specified amount on the date of the insured person's death);

   . The Policy must not be a modified endowment contract and the guideline premium test must be selected when the Policy is applied for;

   . The sum of all partial surrenders taken by the time the rider is exercised must equal or exceed the sum of all premiums paid;

   . The sum of all outstanding Policy loans by the time the rider is exercised must equal or exceed the specified amount; and

   . There can be no riders in force at the time the rider is exercised that require charges after the exercise date, other than term life insurance riders (a term life insurance rider cannot require a change in its death benefit amount that is scheduled to take effect after the exercise date).

   On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

   The following conditions apply beginning with the exercise date:

   . Interest will continue to be credited to your accumulation value and charged against outstanding loans;

   . All future monthly deductions will be waived, including those for any term rider;

   .   No additional premiums will be accepted;

   . The Policy cannot become a modified endowment contract (we have procedures in place that assure this would not occur);

   .   No new Policy loans or partial surrenders will be allowed;

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

   .   Policy loans can be repaid;

   . No changes will be allowed in the specified amount or choice of death benefit Option;

   . No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

   . The Policy's death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

   The rider will terminate on the earlier of the following dates:

   .   Upon your written request to terminate the rider; or

   .   Upon termination of the Policy.

   20-year benefit rider. This rider is a benefit available to any Policy owner who does not select the lapse protection benefit rider. While this rider is in force, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit option you chose. We issue the rider only when the Policy is issued. There is no charge for the rider.

   The rider provides a guarantee, explained below, until the earlier of:

   .   The 20/th/ Policy anniversary; or

   .   The Policy anniversary nearest the insured person's 95/th/ birthday.

   There are a few features about this rider that you should consider when applying for the Policy. If you elect this charge-free rider, you cannot purchase the lapse protection benefit rider. Conversely, if you purchase the lapse protection benefit rider, you cannot elect this rider. Since both riders can provide protection against the Policy's lapse, you will need to decide which rider is better for you. First, there is no charge for this rider. While you may find that the charge for the lapse protection benefit rider is affordable, the charge nevertheless results in less accumulation value for investment in the Policy's variable investment options, unless you pay more premiums to offset the charge. Second, this rider's potential benefit is limited to only a maximum of 20 Policy years. However, the need for life insurance varies from person to person, and often is a consideration based on how dependent family members are on the health and income of the insured person. If you anticipate that in 20 years, family members will no longer depend on your income, you may want to elect this rider. If you are concerned that your responsibilities will be longer than 20 years, you may want to elect the lapse protection benefit rider. Each rider has funding requirements that require your understanding before you decide between the two.

   Page 3 of your Policy will specify a "Monthly Guarantee Premium." You must pay the monthly guarantee premiums to keep the rider in force.

   Policy months are measured from the "Date of Issue" that will be shown on page 3 of your Policy. On the first day of each Policy month that you are covered by the rider, we determine if the monthly guarantee premium requirement has been met, as follows:

   . if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds

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

   . the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

   As long as you have met the monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e., lapse) because of insufficient cash surrender value. See "Policy Lapse and Reinstatement" on page 72.

   If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The 20-year benefit rider will remain in force during the 61-day period that follows failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

   If the 20-year benefit rider terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the 20-year benefit rider will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

   Whenever you increase or decrease your specified amount, change death benefit options, add or delete another benefit rider or change premium class, we calculate a new monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your insurance representative or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's age on the effective date of the increase, and the amount of the increase.

   . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

   . For the addition or deletion of any other benefit rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

   . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

   The monthly guarantee premium requirement must be met each Policy month for the duration of the 20-year benefit rider, or the rider will be subject to termination. There is no additional charge for this rider.

   Lapse protection benefit rider. This rider provides a Continuation Guarantee benefit that can keep your Policy from lapsing. There is a charge for this rider, which currently is $0.01 each month for each $1000 of the Policy's net amount at risk. The charge is for a 38 year old male who is in good health

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

and does not use tobacco products. You must elect this rider at the time you apply for the Policy. You may later elect to terminate this rider. If you do so, the charge will cease as of the termination date.

   The previous rider discussed, the 20-year benefit rider, may be more suitable for your needs than this rider. Please be sure to read the first few paragraphs of discussion for the 20-year benefit rider, found on page 44. The discussion may help you decide which of the two riders is better for your circumstances.

   Continuation Guarantee Account and how it works. The Continuation Guarantee Account creates a reference value used to determine whether a Continuation Guarantee benefit is in effect. Unlike the Policy, the Continuation Guarantee Account does not have an actual cash value or cash surrender value. The Continuation Guarantee Account value starts in the same manner as the Policy value. Afterward premiums are credited and deductions are made, so that the Continuation Guarantee Account will increase or decrease.

   After the Policy is issued and the Continuation Guarantee Account has been established, its value is calculated in a manner similar to your actual Policy value. We determine the Continuation Guarantee Account value however, by using different charges and credits and a different interest rate. The charges and credits are made monthly. The interest rate is guaranteed and is used to credit the Continuation Guarantee Account value, but not your Policy value. Except as stated in this rider, the table of Continuation Guarantee cost of insurance rates and all other Continuation Guarantee charges are guaranteed not to change. The Continuation Guarantee interest rate is found in your Policy Schedule. The initial charges are found in your Policy Schedule and in the rider. The Continuation Guarantee Account has no impact on your death benefit, accumulation value or Policy value.

   Continuation Guarantee benefit. This benefit is provided under the lapse protection benefit rider by using a Continuation Guarantee Account defined above. So long as you have the lapse protection benefit rider and you have paid the monthly guarantee premiums to date that are required by the rider, the Continuation Guarantee benefit will be in effect. This means that if you continue to meet the rider's monthly guarantee premium requirement:

   .   the Continuation Guarantee benefit will be in effect;

   .   your Policy will not lapse; and

   .   we will guarantee a death benefit.

   Stated differently, if you continue to meet the rider's monthly guarantee premium requirement, your Policy will not enter the grace period or lapse even if there is not enough cash surrender value to cover your current monthly deductions and even if the Policy's cash surrender value has declined to zero. However, there must be enough Policy value available to pay any Policy loan interest due. As a result, you may need to pay additional premium to keep loan interest payments current.

   Risk of paying insufficient premiums. As just noted, the Continuation Guarantee benefit can keep your Policy from lapsing, but there are certain premium payment obligations you must meet. It is possible for you to pay insufficient premiums to keep the Continuation Guarantee benefit in force. At that point you should consider if you are planning to pay enough premium to restore the Continuation Guarantee benefit. On the other hand you can terminate the rider. If you do not terminate the rider you will still be assessed a charge for the rider. If you elect this rider your insurance representative and you should carefully review your responsibility to pay sufficient Policy premiums in order to keep the Continuation Guarantee benefit in force. The Continuation Guarantee Account and its potential benefit are discussed in the rest of this section.

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

   Charge against the Policy's accumulation value. The charge for this rider will be deducted monthly from the Policy's accumulation value, but not from the Continuation Guarantee Account value. The charge is based on the insured person's age, sex, premium class and net amount at risk. We assess a separate charge per $1,000 of net amount at risk attributable to the Policy's total specified amount.

   Charges against the Continuation Guarantee Account. The following four charges are not deducted from the Policy's accumulation value. They are, however, deducted from the Continuation Guarantee Account value and are used only to determine if the Policy's Continuation Guarantee is in effect:

   . Continuation Guarantee Monthly Administration Fee. We show the Continuation Guarantee Monthly Administration Fee on your Rider Schedule. This monthly fee is currently zero. However, we reserve the right to change this charge for Policies we issue in the future.

   . Continuation Guarantee Premium Expense Charge. This charge is calculated by multiplying the amount of each premium when it is paid by the Continuation Guarantee Premium Expense Charge Percentage ("Percentage") of a maximum of 65% of both the Continuation Guarantee target premium, as well as all amounts in excess of the target premium. The Percentage is determined based on the age, gender and health of the insured person. The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The Percentage used for each Policy owner will not change for the life of the Policy. We reserve the right, however, to use different Percentages for Policies we issue in the future. This includes our right to use one Percentage in the same Policy for the amount of each premium up to the Continuation Guarantee target premium, and a different Percentage for the amount in excess of the target premium.

   . Continuation Guarantee Monthly Expense Charge. We currently issue AG Platinum Choice with zero as the charge for all Policy owners. The charge is guaranteed to remain zero for the life of the Policy. However we reserve the right to assess a charge for future Policy owners. If we do so, the charge will be guaranteed for the life of those Policies. For Policy owners with a higher charge than zero, a Continuation Guarantee Monthly Expense Charge will be deducted monthly from the Continuation Guarantee Account value. This charge will depend on the amount of Continuation Guarantee specified amount and the insured person's sex, age and premium class (the Continuation Guarantee specified amount is the same as the Policy's specified amount). The initial amount and duration of this charge will be shown on the Policy's Rider Schedule. The charge will also apply to any increase in the specified amount. The duration of this charge for an increase in the specified amount will be the same as for the initial specified amount. We will notify you of the new charge on account of any increase in specified amount in an endorsement to the Policy. Any decrease in the specified amount will not change the amount or duration of the Continuation Guarantee Monthly Expense Charge in effect at the time of the decrease.

   . Continuation Guarantee Cost of Insurance Charge. A Continuation Guarantee Cost of Insurance Charge will be deducted monthly from the Continuation Guarantee Account value. The rider contains a table of cost of insurance rates used to determine this charge. The cost of insurance rate will vary based on the insured person's sex, age, specified amount, and premium class, as well as the Policy year. An example of how we calculate the Continuation Guarantee Cost of Insurance Charge can be found beginning on page 48 under "Continuation Guarantee Enhancement," and in the section that follows on page 48, "Continuation Guarantee Account Threshold Value."

   Two essential elements of the Continuation Guarantee Account. The next two sections cover a couple of things you need to know about the Continuation Guarantee Account. One is the Continuation Guarantee Enhancement. The other is the Continuation Guarantee Account Threshold Value. These discussions should help in your understanding further details about the mechanics of the Continuation Guarantee Account.

   Continuation Guarantee Enhancement. This feature provides the Policy owner with the opportunity to receive a reduction in the Continuation Guarantee cost of insurance charges (CG COI Charges). The CG COI Charges will be reduced by the CG Premium Expense Charge Percentage (this value is found in the Policy's Rider Schedule). This reduction is called the Continuation Guarantee Enhancement. During the first two Policy years, the CG COI Charges are automatically reduced by the applicable Continuation Guarantee Premium Expense Charge Percentage each Policy year. Beginning with the second Policy anniversary, and on each Policy anniversary thereafter, the Policy will be eligible for the Continuation Guarantee Enhancement if the sum of premiums paid for the twenty-four Policy months immediately preceding the Policy anniversary equals or exceeds a threshold premium level. The threshold premium level is found in the Policy's Rider Schedule. If the requirements of the Continuation Guarantee Enhancement are met, the reduction referred to above will be in effect for the entire upcoming Policy year.

   For example, for the representative person we are discussing, a 38 year old male, his Policy has just reached its second Policy anniversary. Let's assume he paid $2,585 annually at the beginning of Policy year one and again at the beginning of Policy year two. The sum of the premiums paid for the prior twenty-four months then would be $2,585 + $2,585, which equals $5,170. The requirement to qualify for the Continuation Guarantee Enhancement is $2,584. The value is also shown in the Rider Schedule. Since the premiums paid exceed the requirement, the Policy qualifies for the Enhancement for each month of the third Policy year.

To follow this example further, in the first Policy month of the third Policy year:
The CG COI Charge = $126.10
The CG Premium Expense Charge Percentage = 55%
The CG COI Charge after the Continuation Guarantee Enhancement
=   $126.10 * (1 - .55)
=   $126.10 * (.45)  =  $56.74

   The reduced CG COI Charge is a factor helping to keep the Continuation Guarantee in force. The next section discusses another important factor.

   Continuation Guarantee Account Threshold Value. This value is used to determine what interest rate is credited to your Policy's Continuation Guarantee Account value each month. For Continuation Guarantee Account values equal to or less than the Continuation Guarantee Account Threshold Value, the CG Interest Rate applies. For Continuation Guarantee Account values in excess of the Continuation Guarantee Account Threshold Value, the CG Excess Interest Rate applies.

   For example, at the beginning of Policy year three, the same representative person, a 38 year old male, has paid a premium of $2,585. His Continuation Guarantee Account value prior to crediting interest at the end of the first month (which has 30 days) of the third Policy year is $2,194.10. The Continuation Guarantee Account Threshold Value at this time is $2,192.90. The first $2,192.90 receives

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interest crediting at the CG Interest Rate of 0.01597% daily (6.00% annually).
The amount in excess of the Continuation Guarantee Account Threshold Value of $2,194.10 - $2,192.90 equals $1.20. That $1.20 receives interest crediting at the CG Excess Interest Rate of 0.01597% daily (6.00% annually). Note, in this case the rates are the same because we have set both interest rates at the same level. These rates can vary. We reserve the right to change either or both of these rates going forward for new Policy owners.

   Continuing with this example, the first $2,192.90 receives credited interest of $10.67 based on the CG Interest Rate. The excess of $1.20 will receive credited interest of $0.01 based on the CG Excess Interest Rate. The total interest credited to the Continuation Guarantee Account value is $10.67 + $0.01 = $10.68 for the first month of Policy year three.

   Pulling it all together, here's how the Continuation Guarantee Account value works for the first Policy month after the second Policy anniversary.

Policy Information:
Insured: Male, Age 38, preferred nontobacco
Specified Amount = $360,000
Continuation Guarantee Account value at the second Policy anniversary = $1,087.59

Premium applied to Continuation Guarantee Account value at the beginning of Policy year three = $2,585

Charges and Loads:
   CG Premium Expense Charge Percentage = 55%
   CG COI Charge, adjusted for the Continuation Guarantee Enhancement = $56.74

Interest Credited to the CG Account Value in the first Policy month = $10.68

Continuation Guarantee Account Value end of the first month
= Continuation Guarantee Account Value beginning of first month +
Premium - CG Premium Expense Charge - CG COI Charge + CG interest credited

= $1087.59 + $2,585.00 - ($2,585 * 55%) - $56.74 + $10.68

= $1087.59 + $2,585.00 - $1421.75 - $56.74 + $10.68

= $2,194.10 + $10.68 = $2,204.78

   Example of the Continuation Guarantee benefit preserving the Policy from lapsing. Let's take another look at the representative person (a 38 year male), whose Policy we've examined to observe how his Continuation Guarantee Account value is determined, and to learn if the Continuation Guarantee Account is positive, which means the Continuation Guarantee benefit is in force. Let's see, through taking a look at a couple of scenarios, if the Account can actually be of any value to the representative person.

   To see the value, if any, of the Continuation Guarantee Account in our example, we need to take a look at the annual premium, the Policy's accumulation value at the end of the Policy year examined, the cash value at the end of the same Policy year, and the death benefit at the end of the same Policy year. We also have to assume that the cash value (the value used to actually pay Policy charges and expenses, but not to credit or charge the Continuation Guarantee Account) has been credited with three different rates of return over the life of the Policy: 6% per annum, 3% per annum, and 0% per annum. Keep in mind that cash value increases can come from investment performance and from additional premiums.

   Here are three charts of values at 6%, 3% and 0% rates of return per annum, for the representative person, at the end of Policy years 1, 15, 30, 40, 41, 44, 50, 53 and 67. The Owner reaches age 105 in the 67/th/ Policy year.

                               At 6% Per Annum
   ------------------------------------------------------------------------
                          End of Year                            End of Year
   End of Policy  Annual  Accumulation End of Year  End of Year  CG Account
       Year       Premium    Value     Cash Value  Death Benefit    Value
   -------------  ------- ------------ ----------- ------------- -----------
   1............. $2,585   $      913         -0-   $  360,000    $    527
   15............ $2,585   $   37,129  $   37,129   $  360,000    $ 12,466
   30............ $2,585   $  128,785  $  128,785   $  360,000    $ 54,650
   40............ $2,585   $  242,969  $  242,969   $  360,000    $114,669
   41............ $2,585   $  258,304  $  258,304   $  360,000    $122,333
   44............ $2,585   $  311,153  $  311,153   $  360,000    $147,266
   50............ $2,585   $  456,823  $  456,823   $  479,664    $212,205
   53............ $2,585   $  549,265  $  549,265   $  576,729    $239,537
   67............ $2,585   $1,309,442  $1,309,442   $1,309,442    $  2,745

                               At 3% Per Annum
   ------------------------------------------------------------------------
                          End of Year                            End of Year
   End of Policy  Annual  Accumulation End of Year  End of Year  CG Account
       Year       Premium    Value     Cash Value  Death Benefit    Value
   -------------  ------- ------------ ----------- ------------- -----------
   1............. $2,585    $   868          -0-     $360,000     $    527
   15............ $2,585    $29,736      $29,736     $360,000     $ 12,466
   30............ $2,585    $74,435      $74,435     $360,000     $ 54,650
   40............ $2,585    $96,299      $96,299     $360,000     $114,660
   41............ $2,585    $96,703      $96,703     $360,000     $122,333
   44............ $2,585    $94,040      $94,040     $360,000     $147,266
   50............ $2,585    $60,699      $60,699     $360,000     $212,205
   53............ $2,585    $ 9,650      $ 9,650     $360,000     $239,537
   67............ $2,585        -0-          -0-     $360,000     $  2,745

                               At 0% Per Annum
   -----------------------------------------------------------------------
                          End of Year                            End of Year
   End of Policy  Annual  Accumulation End of Year  End of Year  CG Account
       Year       Premium    Value     Cash Value  Death Benefit    Value
   -------------  ------- ------------ ----------- ------------- -----------
   1............. $2,585    $   823          -0-     $360,000     $    527
   15............ $2,585    $24,005      $24,005     $360,000     $ 12,466
   30............ $2,585    $43,995      $43,995     $360,000     $ 54,650
   40............ $2,585    $33,929      $33,929     $360,000     $114,669
   41............ $2,585    $27,597      $27,597     $360,000     $121,022
   44............    -0-    $ 2,718      $ 2,718     $360,000     $120,454
   50............    -0-        -0-          -0-       LAPSED     $(36,032)
   53............    N/A        N/A          N/A          N/A          N/A
   67............    N/A        N/A          N/A          N/A          N/A

We need a few assumptions to make these charts of any value:

   .   The crediting rate (6%, 3%, or 0%) is the same for each Policy year;

   .   The Owner never makes any material changes to the original coverage;

   . The Owner pays premiums at a level the sales illustration projected on a current basis, would extend the Policy to maturity at the insured person's age 105;

   . With 0% credited rate, the owner nevertheless decides to stop paying premiums after 40 years; and

   . All premium payments are in full and paid as scheduled. The monthly guarantee premium requirement is met each time a premium is paid.

The Policy values charts now tell us that:

   . At 6%, the owner had no need for the Continuation Guarantee benefit, as he maintained a strong accumulation value and cash value, more than able to meet the monthly charges. The monthly guarantee premium requirement was always met. The Continuation Guarantee benefit was also activated for all years because there is a positive Account value for all years. When the Policy matures at the Owner's age 105, the Policy's cash value is $1,309,442 and the Continuation Guarantee Account value is $2,745.

   . At 3%, the Owner pays annual premiums of $2,745, and the monthly guarantee premium requirement was always met. However the Policy's performance, beginning in the 53/rd/ Policy year, finally provides insufficient accumulation value and cash value to cover the Policy charges. The Continuation Guarantee Account value for that Policy year is $239,537, which provides enough Account value to cover all of the Continuation Guarantee Account charges until the maturity date of the Policy in its 67/th/ Policy year, when the Owner is age 105.

   . At 0%, recall that the Owner decides to stop paying premiums beginning with Policy year 41. The Owner intended to pay annual premiums of $2,585 until age 105 but stopped paying at age 79. The Owner had always met the monthly guarantee premium requirement. In Policy year 41 the Continuation Guarantee Account value is $121,022. The accumulation value and cash value of $27,597 in that same Policy year is more than sufficient to keep the Policy in force for awhile, but only until Policy year 44. In Policy year 44 the Continuation Guarantee Account value is $120,454, more than enough in this case to cover the charges to the Continuation Guarantee Account. So the Continuation Guarantee benefit is available to keep the Policy in force until Policy year 50, when the Continuation Guarantee Account value is negative and the Policy lapses.

This example is hypothetical, because its assumptions are not going to occur in real time. However, it does show that there are potential scenarios where the Continuation Guarantee benefit is of no use, it allows a Policy to remain in force longer when premium payments stop, and sometimes it provides exactly the benefit needed to allow the Policy to mature.

   Additional potential adjustments to the Continuation Guarantee Account value. We make the following additional adjustments to the Continuation Guarantee Account value. These charges apply depending on choices the Policy owner makes after the Policy is issued.

   . An amount equal to the guaranteed monthly charges for any other riders you have selected will be deducted (which may differ from the current monthly charges you actually pay as a part of the Policy's monthly charge).

   .   An amount equal to any partial surrenders will be deducted.

   . An amount equal to any surrender charges due to any decrease in the Policy's specified amount will be deducted.

   . An amount equal to the gross amount of Policy loans will be deducted from the value. Loan repayments will be added to the value.

   We have a procedure regarding premium we receive later than its due date. When we determine the Continuation Guarantee Account value we credit any premium we receive later than its due date as if the premium had been received on the due date, provided we receive the premium within a 28-day window following the due date. Any premium received in the 28-day window will be allocated upon actual receipt to the investment options you have chosen. No investment gains or losses are credited to the time between the due date and actual receipt of the premium.

   We also have a procedure for the receipt of cash surrender value from another insurance company. If the source of any premium applied to the Continuation Guarantee Account is cash surrender value from a policy issued by another company (a rollover that qualifies under Section 1035 of the Code), it will be applied as if it were received on your Policy's date of issue.

   Investment requirements - If you elect the lapse protection benefit rider, you must allocate a minimum 25% of your total accumulation value, less Policy loans, to the Dynamic Allocation Fund.

   In addition, the investment options listed below are designated as restricted investment options. This means that we will limit the total amount of your accumulation value, less Policy loans, that may be invested in the restricted investment options of your Policy to 30% of your accumulation value.

   If you elect the lapse protection benefit rider, we will automatically enroll you in our automatic rebalancing program with quarterly rebalancing. If rebalancing instructions are not provided, we will align your rebalancing allocations with your premium allocation instructions. Under automatic rebalancing, your accumulation value is automatically reallocated to the investment options in percentages that correspond to your then current and compliant premium allocation designation. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your Policy's allocations going outside the investment requirements. Quarterly rebalancing will ensure that your allocation will continue to comply with the investment requirements for the Dynamic Allocation Fund and the restricted investment options.

   Automatic transfers and/or systematic withdrawals will not result in rebalancing before the next automatic quarterly rebalancing occurs. If you do not provide new rebalancing instructions at the time you initiate a transfer, we will update your ongoing rebalancing instructions to reflect the percentage allocations resulting from that transfer which will replace any previous rebalancing instructions you may have provided.

   If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, by contacting our Administrative Center. See "Automatic rebalancing" on page 36.

   You may choose to rebalance more frequently than quarterly, provided we offer more frequent rebalancing.

   The restricted investment options are:

   .   American Funds IS Global Growth Fund(SM) - Class 2

   .   American Funds IS International Fund(SM) - Class 2

   .   Franklin Templeton Franklin Small Cap Value VIP Fund - Class 2

   .   Invesco V.I. Global Real Estate Fund - Series I Shares

   .   Invesco V.I. International Growth Fund - Series I Shares

   .   MFS(R) New Discovery Series - Initial Class

   .   Oppenheimer Global Fund/VA - Non-Service Shares

   .   PIMCO CommodityRealReturn(R) Strategy Portfolio - Administrative Class

   .   VALIC Co. I Emerging Economies Fund

   .   VALIC Co. I Foreign Value Fund

   .   VALIC Co. I International Equities Index Fund

   .   VALIC Co. I Science & Technology Fund

   .   VALIC Co. I Small Cap Index Fund

   Here is an example that shows how the investment requirements work for the restricted investment options:

   Let's say your total accumulation value is $1,000 and you have an outstanding loan of $300.

   We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in restricted investment options to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, because of performance, the total amount invested in restricted investment options increases to greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement. However your rights under this rider are unaffected even though you are not in compliance. In addition you will be brought into compliance through "automatic rebalancing" as explained in the rest of this section.

   Before you elect the lapse protection benefit rider, you and your financial adviser should carefully consider whether the investment requirements associated with the lapse protection benefit rider meet your investment objectives and risk tolerance.

   The investment option restrictions may reduce the need to rely on the guarantees provided by the lapse protection benefit rider because they allocate your accumulation value across asset classes and potentially limit exposure to market volatility. As a result, you may have better, or worse, returns under your investment option choices by allocating your accumulation value more aggressively.

   We reserve the right to change the investment option restrictions at any time for Policies we issue in the future. We may also revise the investment option restrictions for any existing Policies to the extent that investment options are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you of any changes to the investment option restrictions due to deletions, substitutions, mergers or reorganizations of the investment options.

   Reinstatement. If your Policy lapses, this rider will also lapse. We will reinstate this rider by written request if your Policy is reinstated at the same time. The reinstated rider will be in force from the same date that the Policy is reinstated.

   Termination. This rider will terminate if:

   .   you elect to terminate this rider;

   .   the Policy terminates or matures;

   . automatic rebalancing has been discontinued, except when discontinued while there is a 100% allocation of accumulation value to the Fixed Account or to an investment option that is not a restricted investment option as identified above; or

   . you change your automatic rebalancing percentages to allow for less than the required minimum percentage of accumulation value allocated to the Dynamic Allocation Fund, or for more than the permitted percentage of the policy's total accumulation value less Policy loans to be invested in restricted investment options.

   We reserve the right to modify, suspend or terminate the lapse protection benefit rider at any time for prospectively issued Policies.

   Accelerated Access Solution. The Accelerated Access Solution/sm/, also referred to as the Chronic Illness Accelerated Death Benefit Rider, provides you with accelerated benefits if the insured person becomes chronically ill as defined in the rider and all eligibility requirements under the rider are met. Only the insured person under your Policy is covered by this rider. Accelerated benefits are paid to you or your estate prior to the death of the insured person. You may choose monthly benefit payments or a lump sum payment option. Your accelerated benefit payments may be used for any purpose; however, this rider does not specifically provide long-term care insurance, nursing care insurance or home care insurance. Subject to its availability, you must also elect the Terminal Illness Rider in order to elect this rider. No accelerated benefit will be payable on the basis of any other rider attached to your Policy. You must elect this rider at the time you apply for the Policy. There is a separate charge for each rider. The charge for the Accelerated Access Solution currently is $0.09 for each $1000 of rider net amount at risk for a 38 year old male who is in good health and does not use tobacco products. You may later elect to terminate this rider. If you do so, the charge will cease.

   The rider's effect on the Policy's death benefit. A significant amount of information about this rider is included in this section. Keep in mind as you review the section that the rider affects the Policy's death benefit in an important way:

   . The Policy's death benefit is reduced by the benefit amounts paid under this rider; and

   . the remaining death benefit is paid to beneficiaries income tax-free under current tax law.

   Definition of chronically ill. The term "chronically ill" means that the insured person has been certified or re-certified by a licensed health care practitioner within the preceding 12-month period as being permanently unable to perform, without substantial assistance from another person, at least two Activities of Daily Living for a period equal to or greater than the Elimination Period due to a loss of functional capacity; or requiring substantial supervision to protect the insured person from threats to health and safety due to permanent Severe Cognitive Impairment.

   Activities of Daily Living, as defined by the rider, are:

   . Bathing: Washing oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.

   . Continence: The ability to maintain control of bowel and bladder functions; or, when unable to maintain control of bowel or bladder functions, the ability to perform the associated personal hygiene (including caring for catheter or colostomy bag).

   . Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

   . Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table), or by feeding tube, or intravenously.

   . Toileting: Getting to and from the toilet, getting on and off the toilet and performing associated personal hygiene.

   .   Transferring: Moving into or out of a bed, chair, or wheelchair.

   Severe Cognitive Impairment means a loss or deterioration in intellectual capacity that is comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia. Severe Cognitive Impairment is measured by clinical evidence and standardized tests that reliably measure impairment in the insured person's short-term or long-term memory; orientation as to people, places or time; and deductive or abstract reasoning.

   An insured person's chronic illness must be certified or re-certified by a licensed health care practitioner. For the purposes of the rider, a licensed health care practitioner may not be an immediate family member of the insured person. A licensed health care practitioner is defined as a physician, a registered professional nurse, a licensed social worker, or any other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States.

   The Elimination Period is a period of consecutive days, as shown on the rider schedule page, which must expire before the insured person becomes eligible for accelerated benefit payments under the rider. Such period begins on the day we receive certification or re-certification that the insured person is chronically ill.

   Benefit period. The benefit period is defined as the initial 12-month period commencing with the first monthly deduction day after we approve a request for an accelerated benefit and each subsequent 12-month period which begins on the first monthly deduction day following the end of the most recent benefit period. In order to receive accelerated benefit payments during a particular benefit period, we must receive certification or re-certification of the insured person's chronic illness for that benefit period, and the insured person must meet the eligibility requirements listed below. We must receive a certification for the initial benefit period, and a re-certification for each benefit period thereafter.

   Eligibility for Benefits. While your Policy and this rider are in force, you will become eligible, each benefit period, for accelerated benefit payments during the life of the insured person when each of the following conditions is met:

   . We receive and approve your written request for an accelerated benefit under this rider;

   .   We receive and accept the certification or re-certification;

   . We receive written consent from any irrevocable beneficiaries or assignee of record for accelerated benefits;

   .   The Elimination Period, unless waived, has expired; and

   . The insured person is chronically ill at the time a benefit payment is made.

   Lifetime maximum benefit. The lifetime maximum benefit payable under the rider is equal to:

   .   The lesser of (a) and (b) where:

      (a) Equals the lifetime maximum benefit percentage multiplied by the death benefit (excluding riders/endorsements) at the time all of the conditions in the Eligibility for Benefits section are first satisfied; and

      (b) Equals the lifetime dollar limitation;

   . Reduced by any outstanding lien against the Policy resulting from any other accelerated death benefit endorsement or rider attached to the Policy.

   The lifetime maximum benefit percentage and the lifetime dollar limitation are shown on the rider schedule. The lifetime maximum benefit will be reduced by the amount of each monthly benefit, described below, when it is paid to you. The amount of each monthly benefit is calculated prior to any adjustment for Policy loan repayment or any discount under the lump sum option.

   Monthly benefit. The monthly benefit is the amount paid each month beginning on the first monthly deduction day following the date that the Insured becomes eligible for monthly benefits.

   For each benefit period, you may, by written request to us, select your monthly benefit amount. Such amount must not be less than the minimum monthly benefit, shown on the rider schedule, or more than the maximum monthly benefit. If you do not select a monthly benefit amount, the monthly benefit will be the maximum monthly benefit. However, if the maximum monthly benefit amount would result in our paying you fewer than 12 monthly payments, we will calculate the monthly benefit amount for payments to be paid for 12 consecutive months.

   Maximum monthly benefit. The maximum monthly benefit you selected is shown on the rider schedule. If you selected the monthly equivalent of the per diem limitations declared by the Internal Revenue Service, your maximum monthly benefit is the lesser of:

   . The monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits section above are first satisfied; and

   . The monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the rider date of issue, increased annually by the annual increase percentage shown on the rider schedule.

   If you selected a percentage of the lifetime maximum benefit, the maximum monthly benefit amount is the least of:

   . The maximum monthly benefit percentage, shown on the rider schedule, multiplied by the lifetime maximum benefit at the time all of the conditions in the Eligibility for Benefits section above are first satisfied; and

   . The monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits section above are first satisfied; and

   . The monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the rider date of issue, increased annually by the annual increase percentage shown on the rider schedule.

   Changes to the monthly benefit. You may change the monthly benefit amount by written request to our Administrative Center at the beginning of each benefit period. Your written request to change the monthly benefit amount must be provided at least 90 days in advance of the beginning of the next benefit period. Any change in the monthly benefit cannot cause the monthly benefit to exceed the maximum monthly benefit. We will adjust the final monthly benefit payment so as not to exceed the lifetime maximum benefit.

   Lump sum option. For any benefit period, you may request a lump sum payment option. To change from the lump sum option to monthly benefit payments, you must request the change in writing sent to our Administrative Center at least 90 days in advance of the beginning of the next benefit period.

   The lump sum will equal the sum of the present value of the monthly benefit (before any adjustment for loans) payable each month during the benefit period. The maximum interest rate we use to calculate the present value will not exceed the greater of:

   .   The current yield on 90-day U.S. Treasury Bills; and

   .   The current maximum statutory adjustable policy loan interest rate.

   Transfer of accumulation value prior to payment of an accelerated benefit. Upon approval of your request for an accelerated benefit, we will transfer the value of each of the variable investment options to the Fixed Account. Such transfer of your interest in a variable investment option prior to payment of an accelerated benefit will not be subject to a transfer fee and it will not impact your number of available free transfers. While you are receiving accelerated benefit payments, all premium payments will be allocated to the Fixed Account and transfers out of the Fixed Account will not be allowed.

   Waiver of monthly deduction. The Policy's monthly deductions and the Continuation Guarantee Account's monthly deductions, if any, will be waived beginning on the date monthly benefits begin under this rider and will continue while the conditions for Eligibility for Benefits are met.

   Claims. Requests for payment of benefits under the rider must be submitted to us in writing at our Administrative Center. Upon receipt of the request, we will mail a claim form to you within 15 working days. If the claim form is not sent within this 15-day period, and you provide proof that the insured person is chronically ill in a format other than our claim form, you will be deemed to have complied with the claim requirement. Such proof must include, but is not limited to, a certification or re-certification statement signed by a licensed health care practitioner certifying that the insured person is chronically ill. We will pay benefits immediately upon receipt of due written proof of eligibility.

   Impact of changes in the specified amount. If the specified amount of the Policy is increased under the terms of the Policy, the lifetime maximum benefit may also be increased, subject to the lifetime dollar limitation. We will require an application and evidence of insurability satisfactory to us for any increase in the lifetime maximum benefit. An increase will be effective on the monthly deduction day on or next following the date the application for increase is approved by us.

   If the specified amount of the Policy is reduced, the lifetime maximum benefit may be reduced. No increases in specified amount are permitted during any benefit period.

   Impact on Policy. Each monthly benefit payment will reduce certain policy components by a proportional amount. This proportion will equal the monthly benefit payment, before reduction for repayment of Policy loans, divided by the death benefit immediately before the payment. The components that will be reduced by this provision are the accumulation value and the specified amount; and, as applicable, surrender charges, Continuation Guarantee Account value, monthly guarantee premium, and Policy loan amount.

   An amount equal to the reduction in policy loan value will be applied as a loan repayment, and thus will reduce the accelerated benefit payments. If death benefit Option 2 is in effect, the death benefit Option will be changed in death benefit Option 1 prior to the first accelerated benefit payment. This means that the death benefit will automatically be equal to the specified amount as of the date of death. No further death benefit Option changes are permitted during any benefit period.

   Effects of Accelerated Benefit Payments. You should consider that receiving or having the contractual right to receive any accelerated benefit payment may affect your eligibility for Medicaid, Supplemental Security Income (SSI), or other government benefits or entitlements. You should contact the Medicaid Unit of Your local Department of Public Welfare and the Social Security Administration for more information. If you initiate an accelerated benefit claim during the contestability period of the Policy to which this rider is attached or the contestability period of a reinstatement of the Policy, the entire Policy may be rescinded if any material misrepresentation of any information was made on the insurance application for the Policy or on an applicable reinstatement application. Similarly, if you initiate an accelerated benefit claim during the contestability period of an increase in the specified amount, that increase may be rescinded if any material misrepresentation of any information was made on the insurance application for the increase in specified amount.

   Rider Cost of Insurance. The monthly cost of insurance for this rider will be added to the monthly deduction for the Policy. The maximum rider cost of insurance rates per $1000 of rider amount at risk are shown on the rider schedule. We can use rider cost of insurance rates that are lower than the maximum rates. Any change in rates will apply to all riders in the same premium class as this rider.

   We calculate the cost of insurance for this rider on each monthly deduction day. The rider cost of insurance is equal to:

   .   The applicable rider cost of insurance rate per unit; multiplied by

   .   The rider net amount at risk; divided by

   .   1,000.

The rider net amount at risk under this provision is equal to the least of:

   . The lifetime maximum benefit percentage, multiplied by the death benefit on the monthly deduction day; and

   .   The remaining lifetime maximum benefit on the monthly deduction day; and

   . The net amount at risk for the Policy to which this rider is attached on the monthly deduction day.

   Cost of insurance for the continuation guarantee account for this rider. If the Policy to which this rider is attached contains a continuation guarantee account, the rider cost of insurance for the continuation guarantee account is equal to:

   .   The applicable rider cost of insurance rate per unit; multiplied by

   .   The rider net amount at risk; divided by

   .   1,000.

The rider net amount at risk under this provision is equal to the least of:

   . The lifetime maximum benefit percentage, multiplied by the death benefit on the monthly deduction day; and

   .   The remaining lifetime maximum benefit on the monthly deduction day; and

   . The continuation guarantee account's net amount at risk for the Policy to which this rider is attached on the monthly deduction day.

   Incontestability. We will not contest payment of any accelerated benefit after this rider has been in force during the insured person's lifetime for two
(2) years from the rider date of issue. If the Policy to which this rider is attached lapses and is subsequently reinstated, this rider will not be contested after it has been in force during the insured person's lifetime for two (2) years following the date we approve our reinstatement application.

   Reinstatement. If the Policy and this rider terminate at the same time, and the Policy is reinstated, this rider will also be reinstated, subject to evidence of insurability provided to us. (See "Policy Lapse and Reinstatement" on page 72.)

   Limitations. The accelerated benefit will be subject to the following limitations:

   . This benefit is not intended to allow third parties to cause you to involuntarily access the Policy proceeds payable to the named Beneficiary. Therefore, the accelerated benefit will

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       not be available if you are required to request it for any third party, including any creditor, government agency, trustee in bankruptcy or any other person or as the result of a court order;

   . If the insured person dies after a request for any accelerated benefit has been submitted and before you receive an accelerated benefit payment, such request will be voided and the Policy's death benefit will be payable; and

   . If the insured person dies before all accelerated benefit payments have been received, all remaining payments will be voided and the Policy's death benefit will be payable, subject to all other Policy provisions.

   Termination. This rider will terminate upon the earliest of:

   .   The date the Policy terminates; or

   . Any date requested by you in writing, as long as such date is within the period during which a cost of insurance for the rider is payable; or

   . The date we approve a written request from you under an accelerated death benefit rider attached to the Policy to accelerate the Policy's death benefit because of the insured person's terminal illness;

   .   The date the lifetime maximum benefit equals zero; or

   . The date a partial surrender or a new policy loan is taken under the Policy during a benefit period.

   We will pay benefits under the rider after it has terminated if, while the rider was in force, all conditions of the Eligibility of Benefits provision were met and the insured person was chronically ill.

Tax Consequences of Additional Rider Benefits

   Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 73. You should consult a qualified tax adviser.

                              POLICY TRANSACTIONS

   The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 28. Certain transactions also include charges. For information regarding other charges, see "Charges Under the Policy" on page 67.

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Withdrawing Policy Investments

   Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that an AG Platinum Choice VUL Policy will have any cash surrender value during at least the first year.

   Partial surrender. You may, at any time after the first Policy year and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $100,000.

   If the Option 1 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $100,000. We will take any such reduction in specified amount in accordance with the description found under "Decrease in coverage" on page 38.

   You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

   We assess a $10 partial surrender processing fee for each partial surrender.

   Option to convert to paid-up endowment insurance. If your Policy was issued in Florida, you have the option to have the Policy endorsed as a non-participating non-variable paid-up endowment life insurance policy. Any riders you have elected terminate when you exercise this option. Here is the information you should know about this option:

   . we use your original Policy's cash surrender value as a single premium for the new policy;

   . we use the insured person's age at the time you exercise this option to determine how much coverage you will receive (this amount is the new death benefit);

   .   you will owe no additional premiums while the new policy is in force;

   . we will pay the amount of coverage to the beneficiary when the insured person dies and the new policy will terminate; and

   . we will pay the amount of coverage to the owner if the insured person is living at the new policy's maturity date and the new policy will terminate.

   Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day.

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   We reserve the right at any time to limit the maximum loan amount to 90% of your accumulation value less any applicable surrender charges. The 90% limit will apply to

   .   all policies regardless of the date of issue; and

   .   any loans taken after the new limit is declared.

   Any loans outstanding when the new limit is declared will be administered under the rules for loans that were in place at the time the loan was taken.

   We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount on a monthly basis and at a guaranteed annual effective rate of 4.00% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at the end of each Policy year at a guaranteed annual effective rate of 4.75%. Loan interest accrues daily. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

   You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

   You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person's death.

   Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

   . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

   . if less, your Policy's maximum remaining loan value at that Policy anniversary.

   We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.00%. We intend to set the rate of interest you are paying to the same 4.00% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

   . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.00%, and

   .   will never exceed an annual effective rate of 4.25%.

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   Maturity of your Policy. If the insured person is living on the "Maturity
Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 121st birthday, unless you have elected to extend coverage to a later date you designate. See "Option to extend coverage," on page 63.

   Option to extend coverage. You may elect to extend your original maturity date to a later date you designate. If you do so, and if the insured person is living on the maturity date, coverage will be continued until the date of death of the insured person.

   To elect this option, you must submit a written request on a form acceptable to us, at least 30 days prior to the original maturity date. You will incur no charge for exercising this option.

   The option provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. Here are the option's additional features:

   .   You may not revoke your exercising this option;

   . No riders attached to this Policy will be extended unless otherwise stated in the rider;

   .   No further charges will be assessed on the monthly deduction day;

   .   You may not pay any new premiums;

   .   Interest on Policy loans will continue to accrue;

   .   You may repay all or part of a loan at any time; and

   . Your accumulation value in the variable investment options will be transferred to the Fixed Account on your original maturity date.

   Tax considerations. Please refer to "Federal Tax Considerations" on page 73 for information about the possible tax consequences to you when you receive any loan, surrender, maturity benefit or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

Payment Options

   The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days after we receive notification of the insured person's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days after we receive notification of full surrender or the maturity date.

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   The payee can elect that all or part of such proceeds be applied to one or more of the following payment Options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment Options:

   .   Option 1 - Equal monthly payments for a specified period of time.

   . Option 2 - Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

   . Option 3 - Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

   . Option 4 - Proceeds left to accumulate at an interest rate of 1% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

   Additional payment Options may also be available with our consent. We have the right to reject any payment Option if the payee is a corporation or other entity. You can read more about each of these Options in the Policy and in the separate form of payment contract that we issue when any such Option takes effect.

   Interest rates that we credit under each Option will be at least 1%.

   Change of payment Option. The owner may give us written instructions to change any payment Option previously elected at any time while the Policy is in force and before the start date of the payment Option.

   Tax impact. If a payment Option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment Options.

The Beneficiary

   You name your beneficiary or beneficiaries when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

   You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must

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provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

   General. We generally will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

   Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

   Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

   Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

   .   the NYSE is closed other than weekend and holiday closings;

   .   trading on the NYSE is restricted;

   . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

   .   the SEC by order so permits for the protection of Policy owners.

   Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

   Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

   . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

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   .   We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

   . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

   Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                        ADDITIONAL RIGHTS THAT WE HAVE

   We have the right at any time to:

   . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

   . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

   . end the automatic rebalancing feature if your accumulation value falls below $5,000;

   . replace the underlying Fund that any investment option uses with another fund, subject to SEC and other required regulatory approvals;

   . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

   . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

   . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

   . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

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                   VARIATIONS IN POLICY OR INVESTMENT OPTION
                             TERMS AND CONDITIONS

   We have the right to make some variations in the terms and conditions of a Policy or its investment options. Any variations will be made only in accordance with uniform rules that we establish. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals. Here are some of the potential variations:

   Underwriting and premium classes. We may add or remove premium classes. We currently have ten premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

   . Five Non-Tobacco classes: preferred plus, preferred, standard plus, standard and special;

   .   Three Tobacco classes: preferred, standard and special; and

   .   Two Juvenile classes: juvenile and special juvenile.

   Various factors such as the insured person's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy.

   Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

   State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

   Expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

                           CHARGES UNDER THE POLICY

   Statutory premium tax charge. Unless your Policy was issued in Oregon, deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies. You may contact our Administrative Center for information about premium tax rates in any state.

   Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible

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under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 1.78% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

   Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we will deduct a maximum of 10.0% from the remaining amount. The current premium expense charge is at a rate of 9.0%. After a Policy has been in effect for 5 years, we will reduce the current premium expense charge to a rate of 5.0%, and after 10 years, to a current rate of 2.0%. The maximum rate is 10% for all Policy years. AGL receives this charge to cover sales expenses, including commissions.

   Daily charge (mortality and expense risk fee). We will deduct a daily charge at a maximum annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. The current daily charge is at an annual effective rate of 0.25%. After a Policy has been in effect for 10 years, we will reduce the daily charge to a maximum annual effective rate of 0.35%, and after 20 years, to a maximum annual effective rate of 0.15%. AGL receives this charge to pay for our mortality and expense risks. For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 71.

   Fees and expenses and money market investment option. During periods of low short-term interest rates, and in part due to Policy fees and expenses that are assessed as frequently as daily, the yield of the money market investment option may become extremely low and possibly negative. If the daily dividends paid by the underlying mutual fund for the money market investment option are less than the Policy's fees and expenses, the money market investment option's unit value will decrease. In the case of negative yields, your accumulation value in the money market investment option will lose value.

   Monthly administration fee. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

   Monthly charge per $1,000 of specified amount. The Policies have a monthly expense per $1,000 of specified amount which will be deducted during the first five Policy years and during the first five years following any increase in specified amount. This charge varies according to the age, gender and premium class of the insured person, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's specified amount. (We discuss your specified amount under "Your specified amount of insurance" on page 30.) This charge can range from a maximum of $2.75 for each $1,000 of specified amount to a minimum of $0.14 for each $1,000 of specified amount. The representative charge (referred to as "Representative" in the Tables of Fees and Charges) is $0.25 for each $1,000 of specified amount. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge for the First Three Years." AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net

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amount at risk" on that date. Our net amount at risk is the difference between
(a) the death benefit that would be payable before reduction by Policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

   .   greater amounts at risk result in a higher monthly insurance charge; and

   . higher cost of insurance rates also result in a higher monthly insurance charge.

   Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

   Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

   In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

   Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your insurance representative can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

   AGL receives this charge to fund the death benefits we pay under the Policies.

   Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. In addition, the interest charge for the terminal illness rider benefit is assessed each Policy anniversary. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we currently offer are accidental death benefit rider, children's insurance benefit rider, spouse term rider, terminal illness rider, waiver of monthly deduction rider, overloan protection rider, 20-year benefit rider, lapse protection benefit rider and Accelerated Access Solution. The riders are described beginning on page 40, under "Additional Optional Benefit Riders." The specific charges for any riders you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

   Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 9 Policy years (and for a maximum of the first 9 Policy years after any increase in the Policy's specified amount).

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   The amount of the surrender charge depends on the sex, age, and premium class of the insured person, as well as the Policy year and specified amount. Your Policy's surrender charge will be found in the table beginning on page 28 of the Policy. As shown in the Tables of Fees and Charges beginning on page 11 the maximum surrender charge is $45 per $1,000 of the specified amount (or any increase in the specified amount portion of the specified amount). The minimum surrender charge is $2 per $1,000 of the specified amount (or any increase in the specified amount). The representative surrender charge (referred to as "Representative" in the Tables of Fees and Charges) is $23 per $1,000 of specified amount (or any increase in the specified amount).

   The surrender charge decreases on an annual basis until, in the fifteenth Policy year (or the fifteenth year following an increase in specified amount), it is zero. These decreases are also based on the age and other insurance characteristics of the insured person.

   The following chart illustrates how the surrender charge declines over the first 9 Policy years. The chart is for a 38 year old male, who is the same person to whom we refer in the Tables of Fees and Charges beginning on page 11 under "Representative Charge." Surrender charges may differ for other insured persons because the amount of the annual reduction in the surrender charge may differ.

                       Surrender Charge for a 38 Year Old Male
--------------------------------------------------------------------------------------
Policy Year                                        1   2   3   4   5   6   7  8   9   10
Surrender Charge Per $1,000 of Specified amount  $19 $19 $19 $19 $18 $15 $11 $7  $3  $ 0

   We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's specified amount portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the specified amount that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 61 and "Change of death benefit option" on page 39.

   For those Policies that lapse in the first 9 Policy years, AGL receives surrender charges to help recover sales expenses. Depending on the age and health risk of the insured person when the Policy is issued, more premium may be required to pay for all Policy charges. As a result, we use the insured person's age and sex to help determine the appropriate rate of surrender charge per $1,000 of specified amount to help us offset these higher sales charges.

   Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

   Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

   Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

   Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" on page 61.

   Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Fees and Charges on pages 11 - 18. All maximum guaranteed charges also appear in your Policy.

   For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 71.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

   Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

   . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

   . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

   . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

   . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

   The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

   General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

   Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

                              ACCUMULATION VALUE

   Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 67 under "Statutory premium tax charge" and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 22 of this prospectus, as well as the Fixed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

   Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 67 under "Charges Under the Policy."

   You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at a rate no less than the annual effective rate shown on your Policy Schedule. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 71. The "daily charge" described on page 68 and the fees and expenses of the Funds discussed on page 18 do not apply to the Fixed Account.

   Policies are "non-participating." You will not be entitled to any dividends from AGL.

                        POLICY LAPSE AND REINSTATEMENT

   During the first five Policy years if the accumulation value reduced by any loan balance is insufficient to cover the charges due under the Policy, the Policy may lapse without any value payable to you. The Policy's first years are when the surrender charge is at its highest and there is a low likelihood of the accumulation value having increased significantly.

   While the 20-year benefit rider (discussed on page 44) or the lapse protection benefit rider (discussed on page 45) is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums that apply to the rider you own. You cannot reinstate the 20-year benefit rider; the lapse protection benefit rider may be reinstated after lapse. After these riders expire or terminate, if your Policy's cash surrender value (the Policy's accumulation value less Policy loans and unpaid loan interest and any surrender charge that then applies) falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the loan is not repaid, however, it will be reinstated with your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                          FEDERAL TAX CONSIDERATIONS

   Generally, the death benefit paid under a Policy is not subject to income tax. Earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

   Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

   Discussions regarding the tax treatment of any life insurance policy are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. This discussion generally is based on current federal income tax law and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances.

   This discussion assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice.

   General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

   . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

   . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

   The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a modified endowment contract, as explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

   Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

   If, at any time during the first seven Policy years:

   .   you have paid a cumulative amount of premiums;

   . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

   . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

   then your Policy will be a modified endowment contract.

   Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

   If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

   We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

   A life insurance policy that is received in a tax free exchange under
Section 1035 of the Code for a modified endowment contract will also be considered a modified endowment contract.

   Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy. Under Notice 2006-95 published by the Internal Revenue Service, certain policy changes, not expressly provided for in your Policy, may have adverse federal income tax effects. You should consult your own tax advisor on this issue.

   Policy changes and extending coverage. We will not permit a change to your Policy that would result in the Policy not meeting the definition of life insurance under Section 7702 of the Code. The 2001 Commissioner's Standard Ordinary mortality and morbidity tables ("2001 CSO Mortality Tables") provide a stated termination date of age 121. The "Option to extend coverage" described on page 63 allows you to continue your Policy beyond the insured person's age
121. The tax consequences of extending the maturity date beyond the age 121 termination date of the 2001 CSO Mortality Tables are unclear. You should consult your personal tax adviser about the effect of any change to your Policy as it relates to Section 7702 and the termination date of the Mortality Tables.

   Rider benefits. We believe that premium payments and any death benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding the impact of any rider you may purchase.

   Tax treatment of minimum withdrawal benefit rider payments. You may have purchased a minimum withdrawal benefit rider that can provide payments to you. If applicable to you, generally, we will treat each rider benefit payment as withdrawal of cash value first. All payments or withdrawals after cash value has been reduced to zero, will be treated as taxable amounts. However, you should be aware that little guidance is available regarding the taxability of these benefits. You should consult a tax adviser.

   Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

   After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

   On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

   Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

   . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

   . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

   . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

   For modified endowment contracts, your basis:

   .   is similar to the basis described above for other policies; and

   . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

   A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

   .   to taxpayers 59 1/2 years of age or older;

   .   in the case of a disability (as defined in the Code); or

   . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

   Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

   Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

   The Treasury Department has provided only limited guidance describing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R. However, we reserve the right to make changes that we deem necessary to insure that the Policy qualifies as a life insurance contract.

   Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

   As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. For 2014, the federal estate, gift and generation skipping tax exemptions increased to $5,340,000 ($10,680,000 for married couples). You should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

   The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

   Life insurance in split dollar arrangements. The IRS and Treasury have issued regulations on split dollar life insurance arrangements. In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

   In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the

United States to their executives and officers. The status of split dollar arrangements under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

   Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

   Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

   The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

   Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

   ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

   Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

   We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

   Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

   When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

   In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

   Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                               LEGAL PROCEEDINGS

   There are no pending legal proceedings affecting the Separate Account. Various lawsuits against AGL have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of AGL, such as through financial examinations, market conduct exams or regulatory inquiries.

   As of August 27, 2014 the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.

                             FINANCIAL STATEMENTS

   The Financial Statements of AGL and the Separate Account can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center at American General Life Insurance Company, VUL Administration, P.O. Box 9318, Amarillo, Texas 79105-9318, or call us at 1-800-340-2765.

   Rule 12h-7 disclosure. In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 ("'34 Act"), AGL does not intend to file periodic reports as required under the '34 Act.

                            REGISTRATION STATEMENTS

   Registration statements under the Securities Act of 1933, as amended, related to the Policies offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, AGL and its general account, the variable investment options and the Policy, please refer to the registration statements and exhibits.

   This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                      INDEX OF SPECIAL WORDS AND PHRASES
                                                           Page to
                                                         See in this
           Defined Term                                  Prospectus
           ------------                                  -----------
           accumulation value...........................           8
           Administrative Center........................          19
           automatic rebalancing........................          36
           basis........................................          75
           beneficiary..................................          64
           cash surrender value.........................           1
           cash value...................................           6
           cash value accumulation test.................          31
           close of business............................          28
           Code.........................................          30
           Contact Information..........................           5
           cost of insurance rates......................          68
           daily charge.................................          68
           date of issue................................          29
           death benefit................................           6
           dollar cost averaging........................          36
           Fixed Account................................          27
           free look....................................          35
           full surrender...............................           6
           Fund, Funds..................................           6
           good order...................................          29
           grace period.................................           9
           guarantee period benefit.....................          30
           guideline premium test.......................          31
           insured person...............................           1
           investment options...........................          72
           lapse........................................           9
           loan (also see "Policy loans" in this Index).           7
           loan interest................................          71
           Maturity Date................................          63
           modified endowment contract..................          74
           monthly deduction day........................          29
           monthly guarantee premium....................           9
           monthly insurance charge.....................          68
           net amount at risk...........................          13
           Option 1 and Option 2........................           6

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
                      INDEX OF SPECIAL WORDS AND PHRASES
                                                          Page to
                                                        See in this
             Defined Term                               Prospectus
             ------------                               -----------
             partial surrender.........................          61
             payment options...........................          63
             planned periodic premiums.................          34
             Policy loans..............................          61
             Policy months.............................          29
             Policy years..............................          29
             preferred loans...........................          62
             premium class.............................          67
             premium payments..........................          33
             reinstate, reinstatement..................          72
             required minimum death benefit............          31
             required minimum death benefit percentage.          32
             Separate Account VL-R.....................          19
             seven-pay test............................          74
             specified amount..........................          30
             target premium............................          47
             transfers.................................          35
             valuation date............................          28
             valuation period..........................          28
             variable investment options...............          22

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(LOGO)

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
For additional information about the AG Platinum Choice VUL Policies and the Separate                    For E-Service and
Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated        E-Delivery, or to view and
October 7, 2014. We have filed the SAI with the SEC and have incorporated it by reference into          Print Policy or Fund
this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if         prospectuses visit us at
you write us at our Administrative Center, which is located at VUL Administration,                   www.aig.com/lifeinsurance
P.O. Box 9318, Amarillo, Texas 79105-9318 or call us at 1-800-340-2765. You may also obtain the SAI from an insurance representative through which the Policies may be purchased.
Additional information about the AG Platinum Choice VUL Policies, including personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Office of Investor Education and Advocacy in Washington, D.C. Inquiries on the
operations of the Office of Investor Education and Advocacy may be made by calling the SEC at
1-202-942-8090. Reports and other information about the Separate Account are available on the
SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the
SEC, 100 F Street N.E., Washington, D.C. 20549.

Policies issued by:
American General Life Insurance Company
2727-A Allen Parkway, Houston, TX 77019

AG Platinum Choice VUL Flexible Premium Variable Universal Life Insurance Policy Form Numbers 14904, ICC14-14904

Not available in the state of New York

Distributed by AIG Capital Services, Inc.
Member FINRA

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company ("AGL") are its responsibility. AGL is responsible for its own financial condition and contractual obligations and is a member of
American International Group, Inc. ("AIG"). The commitments under the Policies are AGL's and AIG has no legal obligation to back those commitments. AGL does not solicit business in the state of New York. The Policies are not available in all states.

(C) 2014. American International Group, Inc. All Rights Reserved                                     ICA File No. 811-08561
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